Exhibit 99.1

Building Your Future, Together

The Real Brokerage Inc. (the “Company” or “Real”) is a technology-powered real estate brokerage that uses its innovative approach to change the way people buy and sell homes. Real’s model focuses on creating value and financial opportunity for agents, enabling them to deliver a better experience to their clients.

Real creates financial opportunities for agents in four key ways:

Keep more commission

100% Mobile Brokerage Services

Build Equity

Agents can earn equity through Real's incentive program that allows them to share in the wealth as they help to build a more valuable company

Earn More With Revenue Sharing

Agents can earn a share of revenue generated by agents referred to Real. Each referral earns 5% of a referred agents' gross commission income up to an annual cap.

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2024 Highlights

Real was incorporated under the laws of the Business Corporations Act (British Columbia) on February 27, 2018, and was a capital pool company. On June 5, 2020, the Company acquired all of the issued and outstanding common shares of Real Technology Broker Ltd., a private corporation incorporated under the laws of Israel, and changed its name to The Real Brokerage Inc. On June 15, 2021, the common shares (as defined below) commenced trading on NASDAQ under the trading symbol “REAX”. The Company’s principal executive office is located at 701 Brickell Avenue, 17th Floor, Miami, Florida, 33131 and its registered office is located at 550 Burrard Street, Suite 2300, Bentall 5, Vancouver, British Columbia. V6C 2B5. The Company is a “reporting issuer” in all of the provinces and territories of Canada.

Real provides brokerage services for the real estate market in the United States and Canada. On September 30, 2024, Real was licensed in 50 states and the District of Columbia in the United States and in Alberta, Ontario, British Columbia, and Manitoba, Canada. Real’s fast-growing network of agents allows for strong relationship building, access to a nationwide referral network and seamless expansion opportunities.

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

MANGAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION

INTRODUCTION

This Management’s Discussion and Analysis (the “MD&A”) is provided to enable a reader to assess the results of operations and financial condition of The Real Brokerage Inc. (“Real” or the “Company”) for the period ended September 30, 2024, and 2023. This MD&A is dated November 7, 2024 and should be read in conjunction with the unaudited interim condensed consolidated financial statements and related notes for the period ended September 30, 2024 and 2023 (the “Financial Statements”). Unless the context indicates otherwise, references to “Real”, “the Company”, “we”, “us” and “our” in this MD&A refer to The Real Brokerage Inc. and its subsidiaries. All dollar amounts are in U.S. dollars unless otherwise stated. The common shares of the Company (“Common Shares”) are listed and traded on NASDAQ under the symbol “REAX”

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Some of the statements in this MD&A are forward-looking statements. These statements may constitute “forward-looking information” and “forward-looking statements” under applicable Canadian and United States securities laws (collectively, “forward-looking statements”). These forward-looking statements typically include the words “anticipate,” “believe,” “consider,” “estimate,” “expect,” “forecast,” “intend,” “objective,” “plan,” “predict,” “projection,” “seek,” “strategy,” “target,” “outlook,” “will,” “should,” “could” or other words of similar meaning, as well as statements written in the future tense. Forward-looking statements contained herein may include opinions or beliefs regarding market conditions and similar matters. In many instances, those opinions and beliefs are based upon general observations by members of our management, anecdotal evidence and our experience in the conduct of our businesses, without specific investigations or analyses. Therefore, while they reflect our view of the industries and markets in which we are involved, they should not be viewed as reflecting verifiable views or views that are necessarily shared by all who are involved in those industries or markets. These statements concern expectations, beliefs, projections, plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Without limitation, this MD&A may contain forward-looking statements pertaining to the following:

●	the Company’s capital and organizational structure;
●	the Company’s expected working capital;
●	the Company’s business plans and strategies including targets for future growth;
●	the development of the Company’s business;
●	expectations regarding the real estate industry;
●	expectations regarding the development and launch of new technologies, including Real Wallet, Leo for Clients, and Leo CoPilot;
●	expectations with respect to future opportunities;
●	capital expenditure programs and future capital requirements;
●	supply and demand fundamentals for services of the Company;
●	the Company’s plans and funding for planned development activities and the expected results of such activities;
●	the Company’s treatment under governmental and international regulatory regimes;
●	the Company’s access to capital and overall strategy and development plans for all of the Company’s assets.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

The forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from what is anticipated by our forward-looking statements. The most important factors that could cause actual results to differ materially from those anticipated by our forward-looking statements include, but are not limited to: the impact of macroeconomic conditions on the strength of the residential real estate market; an extended slowdown in some or all of the real estate markets in which we operate; the future operational and financial activities of the Company generally; fluctuations in foreign currency exchange rates, interest rates, business prospects and opportunities; the impact of inflation or a higher interest rate environment; reduced availability or increased cost of mortgage financing for homebuyers; increased interest rates or increased competition in the mortgage industry; our inability to successfully execute our strategies, including our strategy regarding Real Wallet, Leo for Clients, Leo CoPilot and our strategy to grow our ancillary mortgage broker and title operations; the possibility that we will incur nonrecurring costs that affect earnings in one or more reporting periods; the impact of the industry antitrust litigation on the industry generally and specifically to us with respect to the lawsuit in which we were named, as well as potential future lawsuits in which we are named; a reduction in customary commission rates and reduction in the Company’s gross commission income collection; new laws or regulatory changes that adversely affect the profitability of our businesses; risks related to information technology failures or data security breaches; the effect of cybersecurity incidents and threats; our inability to retain agents, or maintain our agent growth rate; the regulatory framework governing intellectual property in the jurisdictions in which the Company conducts its business and any other jurisdictions in which the Company may conduct its business in the future; the Company’s inability to comply with the regulatory bodies governing its activities; the impact of competition on the Company; the effects of weather conditions and natural disasters on our business and financial results; the effects of public health issues such as a major epidemic or pandemic that could have a negative impact on the economy and on our businesses; the effects of negative publicity; our ability to successfully estimate the impact of certain accounting and tax matters, including related to transfer pricing; changes in law that have a negative impact on our business; and our ability to successfully estimate the impact of regulatory and litigation matters.

The foregoing list of assumptions is not exhaustive. Actual results could differ materially from those anticipated in forward-looking statements as a result of various events and circumstances, including, among other things, the risk factors identified under the heading “Risks and Uncertainties”.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results, performance or achievement may vary materially from those expressed or implied by the forward-looking information contained in this MD&A. These factors should be carefully considered and readers are cautioned not to place undue reliance on forward-looking information, which speaks only as of the date of this MD&A. All subsequent forward-looking information of the Company herein is expressly qualified in its entirety by the cautionary statements contained in or referred to herein. The Company does not undertake any obligation to release publicly any revisions to this forward-looking information to reflect events or circumstances that occur after the date of this MD&A or to reflect the occurrence of unanticipated events, except as may be required under applicable Canadian and United States securities laws.

WHO WE ARE

We are a technology-powered real estate brokerage that uses our innovative approach to change the way people buy and sell homes. Our model focuses on creating value and financial opportunity for agents, to enable agents to deliver a better experience to their clients.

We create financial opportunities for our agents in four key ways:

●	Keep more commission. Our compensation structure favors the agent, allowing them to keep 85% - 100% of commissions.
●	100% Mobile Brokerage Services. We are 100% mobile - so agents have what they need to close the deal at their fingertips and are not paying for unused office space.
●	Build Equity. Agents earn equity through our incentive program that allows them to share in the wealth as they help to build a more valuable company.
●	Earn More with Revenue Sharing. Agents can earn a share of revenue generated by agents they refer to us. Each referral by an agents earns that agent 5% of such referred agent’s referred gross commission income up to an annual cap.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

BUSINESS OVERVIEW AND STRATEGY

We are a growing real estate technology company located in the United States and Canada. As a licensed real estate brokerage, our revenue is generated primarily by processing real estate transactions which entitle us to commissions. We pay a portion of our commission revenue to real estate agents who are affiliated with us. We are taking a first principles approach to redefining the role of a real estate brokerage in the lives of agents and within the broader housing ecosystem.

We focus on developing technology to enhance real estate agent performance, while aiming to build a scalable, efficient brokerage operation that allows for technologically supported brokerage oversight that is not dependent on a cost-heavy brick and mortar presence in the markets in which we operate. Our goal is to establish ourselves as the destination brokerage for agents, by offering a combination of technology, support, and financial incentives. Our vision is to transform home buying under the guidance of an agent through an integrated consumer technology product, while growing our ancillary services, including mortgage broker and title services. In addition, we plan to expand our suite of tools and products tailored for agents, including Company-branded financial products.

Our vision is to create an integrated home buying experience through the adoption of our consumer-facing product called Leo for Clients. This technology product, guided by our agents, aims to streamline the home buying process for consumers, while increasing the adoption of our higher-margin ancillary services, such as mortgage brokerage and title services. As part of this strategy, we acquired a title company in January 2022, which has been rebranded to One Real Title. In addition, we acquired a tech-enabled mortgage broker business in December 2022, which has been rebranded to One Real Mortgage. Leo for Clients is in addition to the technology we provide to agents, and is a natural next step in supporting both our agents with another benefit that can be provided to their clients, while providing consumers a more enjoyable real estate transaction experience with less friction. In October 2023 we launched the first iteration of our consumer-facing portal, offering consumers the ability to apply for a home loan through an interface, but have pivoted the program to Leo for Clients. Leo for Clients is in addition to the technology we provide to agents, and is a natural next step in supporting both our agents with another benefit that can be provided to their clients, while providing consumers a more enjoyable real estate transaction experience with less friction. Leo for Clients is expected to offer 24/7 access to property information and services through a dedicated phone line for each agent. At launch, clients are expected to be able to interact with Leo for Clients via text message, enabling them to schedule home tours upon request, among other things.

We believe we can change the way home buying is done, making it simpler and easier for consumers by making the experience more relaxed, efficient, and enjoyable. We expect this transformative mission to deliver value to shareholders by better monetizing ancillary services which have historically high margins, while seeking to create a technology-enhanced game-changing experience for consumers. These innovations are designed to empower agents by helping them build wealth, all under the Company umbrella. As part of this strategy of continually looking to provide new benefits to agents and new revenue channels for the Company, we have been developing a financial technology program called Real Wallet, which is a platform that we expect will centralize an agent’s access to certain Company-branded financial products. In October 2024, we announced certain Real Wallet products. In the United State, agents will be able to sign up for a business checking account with Thread Bank, Member FDIC, including a Company-branded debit card, and Canadian agents will have access to a credit line based on their earnings history with the Company. We are focused on developing an ecosystem of financial products for real estate agents, creating additional avenues to monetize the significant gross market value transacted on our platform.

We believe we are differentiated by our ability to deliver a simple, enjoyable experience that aligns broker, agent, and consumer interests and changes the entire process for the better. We believe we are poised to deliver on this promise, supported by our ecosystem that includes:

●	Growth-minded agents who care about making a difference in the industry. We seek to attract team players who are in it to help others, not just themselves.
●	Innovative technology that removes friction and is designed to keep everything seamless, easily accessible, and transparent.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

●	Integrated services that put the consumer first, including mortgage, title and insurance offerings that contribute to a seamless experience and offer consumers a better product and experience.

Our vision extends beyond mere transactions; we are looking to build a community where every interaction and every service is designed to redefine what’s possible in real estate.

Business Model

Commission Structure

As a licensed real estate brokerage, our primary revenue source is derived by processing real estate transactions, which entitle us to commissions. We distribute a portion of this commission revenue to our agents and brokers, according to our commission structure. Under this model, agents receive 85% of the commission from real estate transactions, with the remaining 15% allocated to the Company. This arrangement continues until an agent contributes $12,000 (or other agreed amount) in commission splits to the Company, at which point the agent qualifies to receive 100% of their gross commission income per transaction for the remainder of their annual cycle, minus a transaction fee of $285 and a $30 fee per transaction for broker review and Errors and Omissions (“E&O”) insurance.

Revenue Share Model

We offer agents the opportunity to earn revenue-share, paid out of the Company’s portion of commissions, for new, productive agents that they personally refer and who join our platform. Launched in November 2019, this program has had a major impact on our agent count and revenue growth. This momentum across various markets is largely driven by the enthusiasm of key influential agents who have embraced us, actively bringing peers and others in their network to our growing community. In February 2023, we expanded the program to allow new agents to select two sponsors that split 90% of the revenue share stream equally while paying the remaining 10% back to us.

Agent Equity Participation

In an effort to incentivize and reward our agents, our agents have the opportunity to earn restricted share units (each an “RSU”) based on achievement of certain performance criteria. These RSUs vest after three years into common shares directly linking our agents’ success to the Company’s. Additionally, our Agent Stock Purchase Program enables agents to buy RSUs with a portion of their commissions. These RSUs vest after one year. To encourage participation, we provide agents participating in the program with bonus RSUs, enhancing the financial benefits for agents. This equity incentive plan is part of our broader strategy to foster a culture of ownership and alignment.

Agent Experience

We focus on creating a superior agent experience through development of a comprehensive software platform. We believe our strength is our ability to offer real estate agents a higher value, through a proprietary technology stack - a set of technologies, software and tools essential for developing and deploying digital products - at a lower cost, compared to other brokerages. At its core, our technology is an operating system that we believe allows agents to build their businesses rapidly and efficiently, enhancing productivity, and providing support for marketing, education, community-building, transaction management and more.

As part of those efforts, in August 2021, we launched a new and improved agent mobile application leveraging our proprietary technology platform called reZEN that we believe delivers to our agents better visibility into their business, transactions, and financials. In October 2022, reZEN was further enhanced with new features and benefits for agents and launched to all U.S. and Canada-based agents.

reZEN software is the backbone of our transaction processing efficiency and is a key to unlocking operating leverage as we look to continue to scale. With reZEN, agents do not need a third-party system for inputting new transactions, which gives us greater control over the transaction experience, increases our brokerage oversight, allows us to better integrate our own technology as we enhance our consumer-facing product, and drives productivity and efficiency for agents. Further, by offering an open application programming interface, we provide agents the flexibility to integrate technology partners of their choosing, while maintaining more control over their own data.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

Focus on Teams

Real estate teams have a unique structure and are typically formed by a high producing agent who attracts other agents to work with them and enjoy the leadership and mentoring provided by the team leader. Teams who join our platform are entitled to receive the same commission split, revenue sharing and equity incentive programs offered to all agents. These incentive programs allow agents and brokers a financial mechanism to build teams across geographical boundaries in any of the markets that we serve, without incurring significant additional expense, oversight responsibility or liability, while at the same time preserving and enhancing their own personal brands. The growth in brokerage teams joining us continues to have a positive impact on our agent growth, and in January 2024 we announced two programs to make it easier for teams and independent brokerages to join us:

●	Private Label - Specifically designed for independent brokerages that have spent years building a brand in their local marketplace, our Private Label program empowers brokerages to benefit from our cutting-edge transaction management platform while maintaining and continuing to invest in their local brand, which often comes with a strong customer base and emotional attachment. The Private Label program is available to brokerages through an application process in states that allow this type of representation.
●	ProTeams - Our ProTeams program gives team leaders the flexibility to customize their team members’ caps, splits and fee payments down to the individual team member level, allowing them to continue to embrace the structure that works best for them, while still reaping the benefits associated with being a part of our platform.

Consumer Vision

We believe the home buying experience is broken. It is an outdated process riddled with problems in need of enhanced technology. In particular, the current home buying and selling experience is too often:

●	Unpredictable: From a buyer’s perspective, unforeseen issues arise based on lack of awareness of potential outcomes;
●	Chaotic: Requires interactions with multiple parties (lender, insurer, etc.) with communication through multiple channels; and
●	Nontransparent: There is often no clear understanding in a seemingly complex and unintuitive process.

A core component of our strategy going forward is developing Leo for Clients, which will seek to provide a seamless end-to-end home buying experience for consumers, including access to ancillary services such as mortgage and title services. Leo for Clients is in addition to the technology we provide to agents, and is a natural next step in supporting both our agents with another benefit that can be provided to their clients, and consumers who can enjoy a real estate transaction with less friction.

Brokerage Fees and Additional Benefits

In addition to real estate commissions, we generate revenue from fees charged to agents for being affiliated with us and for closing transactions on our platform. In January 2023, we announced changes to U.S. brokerage fees and additional benefits as we seek to grow sustainably while still offering industry-leading incentives for our agents. These changes include:

●	A co-sponsored revenue share program that allows new agents to select two sponsors that split 90% of the revenue share stream equally while paying the remaining 10% back to us.
●	Expanded access to our share purchase program, giving agents the ability to buy our common shares beyond the company-issued equity awards.
●	A $30 fee on each transaction to cover broker review, E&O insurance and processing expenses.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

●	A $175 annual fee to participate in our revenue sharing program, and a 1.2% fee on all revenue share payments.
●	A $100 increase of the joining fee to $249 and a $250 increase of the annual brokerage fee to $750.
●	A $60 increase of the post-capping transaction fee to $285, and a $29 increase to the Elite Agent transaction fee to $129.

These changes went into effect in February 2023 for new agents and in April 2023 for existing agents.

Growth in Market Share

We believe that our non-brick and mortar-based model is desirable, enabling agents to work from anywhere by leveraging our technology, without being tied to a costly physical office. This appeal has led to a significant period of growth, underscored by a steady increase in the number of agents joining our platform. This trend is reflected in our results, with agents on our platform growing 70% year-over-year during the third quarter of 2024 (6% compared to the second quarter of 2024) to 21,770 agents.

Focus on Technology

The real estate industry is generally considered to be slow at adopting technology and as such, real estate transactions remain difficult to manage. We see an opportunity to produce agent focused software products that will further differentiate us from other brokerages. We also believe that margin expansion is closely tied to the improvement of internal operational efficiency through automation, providing the ability to rapidly grow revenue at a faster pace than expenses.

In May 2023, we launched Leo, an artificial intelligence-powered assistant that serves as a 24/7 concierge to our agents and brokers throughout the United States and Canada. Leveraging our proprietary transaction management platform, reZEN, Leo provides real-time answers to user inquiries. Beyond responding to questions, Leo has been enhanced to predict agents’ needs by analyzing their past interactions and drawing insights from similar patterns across our entire agent base. By utilizing AI to manage the most frequently asked questions, we aim to maintain our efficient staff-to-agent ratio scaling our agent base and increasing overall agent productivity. In October 2024, we unveiled Leo CoPilot, what we believe is an innovative, proactive enhancement of our AI-powered virtual assistant for agents. We expect Leo CoPilot to serve as an agent command center, anticipating each agent’s unique needs and providing personalized support. More than just a reactive tool, we expect Leo CoPilot to become the main interface agents use to manage reZEN, our proprietary software platform, transforming how they run their businesses and boosting productivity.

In October 2024, we announced Leo for Clients, a consumer facing technology product facilitating direct communication between agents and clients through text message. We expect Leo for Clients to offer 24/7 access to property information and services through a dedicated phone line for each agent , and for clients to be able to interact with Leo for Clients to receive recommendations for available properties based on their search criteria, access open house information, schedule tours and initiate mortgage applications. This tool aims to streamline communication, enhance the client experience, and allow agents to focus their time on strategic efforts and relationship building, while maintaining seamless client engagement. Testing for Leo for Clients began during the fourth quarter of 2024.

We see potential in improving the home buying and selling experience for consumers using technology, while keeping real estate agents in the center of the transaction. We expect this approach will enable consumers to experience a faster, smoother, and more enjoyable digital based journey, while still benefiting from the expert guidance of a real estate agent throughout this exciting and highly emotional transaction.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

Corporate Information

The Real Brokerage Inc. (formerly ADL Ventures Inc.) was incorporated under the laws of the Business Corporations Act (British Columbia) (“BCBCA”) on February 27, 2018, and was a capital pool company. On June 5, 2020, ADL Ventures Inc. acquired all of the issued and outstanding common shares of Real Technology Broker Ltd., a private corporation incorporated under the laws of Israel, and changed its name to The Real Brokerage Inc. On June 15, 2021, the common shares commenced trading on NASDAQ under the trading symbol “REAX.” The Company’s principal executive office is located at 701 Brickell Avenue, 17th Floor, Miami, Florida, 33131 and our registered office is located at 550 Burrard Street, Suite 2300, Bentall 5, Vancouver, British Columbia, V6C 2B5, Canada. The Company is a “reporting issuer” in all the provinces and territories of Canada.

Recent Developments

Normal Course Issuer Bid

On May 19, 2022, the Company announced that it renewed its normal course issuer bid (“NCIB”) to be transacted through the facilities of the NASDAQ Capital Market (“NASDAQ”) and other stock exchanges and/or alternative trading systems in the United States and/or Canada. Pursuant to the NCIB, Real was able to purchase up to 8.9 million Common Shares, representing approximately 5% of the total 178.3 million Common Shares issued and outstanding as of May 19, 2022. On May 24, 2023, the Company announced that it renewed its NCIB pursuant to which Real may purchase up to 9.0 million Common Shares, representing approximately 5% of the total 180 million Common Shares issued and outstanding as of May 18, 2023. On May 14, 2024, the Company announced that it renewed its NCIB again pursuant to which Real may purchase up to approximately 9.47 million Common Shares, representing approximately 5% of the total 189 million Common Shares issued and outstanding as of May 1, 2024. Purchases are made at prevailing market prices and may be conducted during the twelve-month period ended May 28, 2025.

The NCIB is being conducted to acquire Common Shares for the purposes of satisfying restricted share unit obligations. The Company appointed CWB Trust Services (the “Trustee”) as the trustee for the purposes of arranging the acquisition of Common Shares and to hold the Common Shares in trust for the purposes of satisfying RSU payments as well as deal with other administrative matters. Through the Trustee, RBC Capital Markets was engaged to undertake purchases under the NCIB.

During the quarter ended September 30, 2024, the Company repurchased 2.7 million Common Shares for $15.1 million.

Trading Plan

The Company has adopted a written insider trading policy that governs the purchase, sale, and other dispositions of the Company’s securities by its directors, officers, and employees, designed to promote compliance with applicable insider trading laws and regulations. The policy permits our officers, directors, funds affiliated with our directors, and certain other persons to enter into trading plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. On August 19, 2024, Jenna Rozenblat, the Company’s Chief Operating Officer, entered into a 10b5-1 trading plan (the “Plan”), which is intended to satisfy the affirmative defense of Rule 10b5-1(c), for the sale of up to 84,221 Common Shares, less any amounts that are withheld for the payment of taxes. The first sale of Common Shares will not take place until at least December 20, 2024. The Plan end date is November 1, 2025. Under the Plan, Ms. Rozenblat will relinquish control over the sale transactions. Accordingly, sales under the Plans may occur at any time, including possibly before, simultaneously with, or immediately after significant events involving the Company.

On August 30, 2024, Andrea Madden, the Company’s Chief Marketing Officer, entered into a 10b5-1 trading plan (the “Plan”), which is intended to satisfy the affirmative defense of Rule 10b5-1(c), for the sale of up to 100,000 Common Shares. The first sale of Common Shares will not take place until at least December 29, 2024. The Plan end date is December 31, 2025. Under the Plan, Ms. Madden will relinquish control over the sale transactions. Accordingly, sales under the Plans may occur at any time, including possibly before, simultaneously with, or immediately after significant events involving the Company.

On September 12, 2024, Pritesh Damani, the Company’s Chief Technology Officer, entered into a 10b5-1 trading plan (the “Plan”), which is intended to satisfy the affirmative defense of Rule 10b5-1(c), for the sale of up to 734,160 Common Shares. The first sale of Common Shares will not take place until at least January 11, 2025. The Plan end date is June 15, 2025. Under the Plan, Mr. Damani will relinquish control over the sale transactions. Accordingly, sales under the Plans may occur at any time, including possibly before, simultaneously with, or immediately after significant events involving the Company. Mr. Damani’s prior plan, which was entered into on March 14, 2024, ended pursuant to its terms prior to entering into the new plan when all shares covered by the plan were sold.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

We anticipate that, as permitted by Rule 10b5-1 and our policy governing transactions in our securities, some or all of our officers, directors and employees may establish trading plans in the future. We intend to disclose the names of our executive officers and directors who establish a trading plan in compliance with Rule 10b5-1 and the requirements of our policy governing transactions in our securities in our future quarterly and annual reports. We, however, undertake no obligation to update or revise the information provided herein, including for revision or termination of an established trading plan, other than in such quarterly and annual reports.

PRESENTATION OF FINANCIAL INFORMATION AND NON-IFRS MEASURES

Presentation of financial information

Unless otherwise specified herein, financial results, including historical comparatives, contained in this MD&A are based on the Financial Statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the interpretations of the IFRS Interpretations Committee.

Non-IFRS measures

In addition to the reported IFRS measures, industry practice is to evaluate entities giving consideration to certain non-IFRS performance measures, such as earnings before interest, taxes, depreciation and amortization (“EBITDA”) or adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”).

Management believes that these measures are helpful to investors because they are measures that the Company uses to measure performance relative to other entities. In addition to IFRS results, these measures are also used internally to measure the operating performance of the Company.

These measures are not in accordance with IFRS and have no standardized definitions, and as such, our computations of these non-IFRS measures may not be comparable to measures by other reporting issuers. In addition, Real’s method of calculating non-IFRS measures may differ from other reporting issuers, and accordingly, may not be comparable.

Earnings before Interest, Taxes, Depreciation and Amortization

EBITDA is used as an alternative to net income because it excludes major non-cash items such as interest, taxes, and amortization, which management considers non-operating in nature. It provides useful information about our core profit trends by eliminating our taxes, amortization, and interest which provides a more accurate comparison between our competitors. A reconciliation of EBITDA to IFRS net income is presented under the section “Summary Results from Operations” in this MD&A.

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization

Management believes that Adjusted EBITDA provides useful information about our financial performance and allows for greater transparency with respect to a key metric used by the Company for financial and operational decision-making. We believe that Adjusted EBITDA helps identify underlying trends in our business that otherwise could be masked by the effect of the expenses that we exclude in Adjusted EBITDA. In particular, we believe the exclusion of stock and stock option expenses provides a useful supplemental measure in evaluating the performance of our operations and provides additional transparency into our results of operations.

Adjusted EBITDA is used as an addition to net income (loss) and comprehensive income (loss) because it excludes major non-cash items such as amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers non-operating in nature.

A reconciliation of Adjusted EBITDA to IFRS net income is presented under the section “Summary Results from Operations” of this MD&A.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

SUMMARY RESULTS FROM OPERATIONS

Select information (in thousands)

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Operating Results
Total Revenues	372,488	214,640	914,009	507,817
Loss from Continuing Operations	(2,541)	(3,939)	(19,748)	(15,226)
Total Comprehensive Loss Attributable to Owners of the Company	(2,813)	(3,997)	(19,536)	(15,313)

Per Share Basis
Basic and diluted loss per share (ii)	(0.01)	(0.02)	(0.11)	(0.09)

EBITDA (i) (iii)	(2,199)	(3,704)	(17,170)	(13,799)
Adjusted EBITDA (i) (iii)	13,251	3,520	30,886	5,346

i.	Represents a non-IFRS measure. Real’s method for calculating non-IFRS measures may differ from other reporting issuers’ methods and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-IFRS measures, refer to the non-IFRS measures section.
ii.	Basic and diluted loss per share are calculated based on weighted average of Common Shares outstanding during the period.
iii.	EBITDA and Adjusted EBITDA are calculated on a trailing three-month basis. Refer to non-IFRS measures section of this MD&A for further details.

Earnings before interest, taxes, depreciation and amortization (EBITDA) (in thousands)

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Total Comprehensive Loss Attributable to Owners of the Company	(2,813)	(3,997)	(19,536)	(15,313)
Add/(Deduct):
Finance Expenses, net	214	10	1,289	587
Net Income Attributable to Noncontrolling Interest	45	85	150	311
Cumulative (Gain)/Loss on Investments in Debt Instruments Classified as at FVTOCI Reclassified to Profit or Loss	(3)	(79)	(97)	(214)
Depreciation and Amortization	358	277	1,024	830
EBITDA	(2,199)	(3,704)	(17,170)	(13,799)

Adjusted earnings before interest, taxes, depreciation, and amortization (in thousands)

Adjusted EBITDA excludes stock-based compensation expense related to RSUs and options to purchase Common Shares (“Options”) granted pursuant to our equity plans, including our A&R Omnibus Plan, and expenses incurred as part of the settlement agreement to resolve the class action litigation, Umpa v. NAR, 4:23-cv-00945 (W.D. Mo.) (the “Anti-Trust Litigation Settlement”). Also, see the disclosure in the section “Risks and Uncertainties” under the heading “adverse litigation judgments or settlements resulting from legal proceedings could reduce the Company’s profits or limit its ability to operate”. Stock-based compensation expense is affected by awards granted and/or awards forfeited throughout the year as well as increases in fair value and is more fully disclosed in Note 7 of the Financial Statements, Share-Based Payment arrangements, of the Financial Statements.

11

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Total Comprehensive Loss Attributable to Owners of the Company	(2,813)	(3,997)	(19,536)	(15,313)
Add/(Deduct):
Finance Expenses, net	214	10	1,289	587
Net Income Attributable to Noncontrolling Interest	45	85	150	311
Cumulative (Gain)/Loss on Investments in Debt Instruments Classified as at FVTOCI Reclassified to Profit or Loss	(3)	(79)	(97)	(214)
Depreciation and Amortization	358	277	1,024	830
Stock-Based Compensation	15,417	7,144	37,797	18,980
Restructuring Expenses	-	80	-	165
Expenses related to Anti-Trust Litigation Settlement	33	-	10,259	-
Adjusted EBITDA(i)	13,251	3,520	30,886	5,346

REVENUE

For the nine-month period ended September 30, 2024, total revenues were $914.0 million compared to $507.8 million for the nine-month period ended September 30, 2023, demonstrating the effects of the Company’s growth. The Company generates substantially all its revenue from commissions from the sale of real estate properties. Other sources of revenue include fee income from the brokerage-platform and other revenues relating to ancillary services. The increase in revenues is attributable to an increase in productive agents on our platform, as well as expanding the number of states and provinces in which we operate. We are continually investing in our platform to provide agents with the tools they need to maximize their productivity, which we anticipate will further translate into a larger transaction volume closed by our agents. As we further widen our footprint within the United States and Canada, we expect this momentum to progress.

A breakdown in revenues (in thousands) generated during the year is included below:

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Main revenue streams
Commissions	369,890	213,319	907,716	504,456
Title	1,400	964	3,450	2,510
Mortgage Income	1,198	357	2,843	851
Total Revenue	372,488	214,640	914,009	507,817

Timing of Revenue Recognition
Products and Services Transferred at a Point in Time	372,488	214,640	914,009	507,817
Revenue from Customers with Contracts	372,488	214,640	914,009	507,817

12

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

BUSINESS SEGEMENT INFORMATION

A further breakdown of the Condensed Consolidated Statement of Loss and Comprehensive Loss by business segment (in thousands) during the period is included below:

	Three Months Ended September 30, 2024
	North American Brokerage	Other Segments	Total
Revenues	369,890	2,598	372,488
Commissions and other agent-related costs	339,507	852	340,359
Gross Profit	30,383	1,746	32,129

General and administrative expenses	13,592	2,709	16,301
Marketing expenses	15,240	21	15,261
Research and development expenses	3,010	35	3,045
Operating Loss	(1,459)	(1,019)	(2,478)

Other income, net	151	-	151
Finance expenses, net	(189)	(25)	(214)
Net Loss	(1,497)	(1,044)	(2,541)
Net income attributable to noncontrolling interests	-	45	45
Net Loss Attributable to the Owners of the Company	(1,497)	(1,089)	(2,586)
Other comprehensive income/(loss):
Cumulative (gain)/loss on investments in debt instruments classified as FVTOCI reclassified to profit or loss	3	-	3
Foreign currency translation adjustment	(228)	(2)	(230)
Total Comprehensive Loss Attributable to Owners of the Company	(1,722)	(1,091)	(2,813)
Total Comprehensive Income Attributable to NCI	-	45	45
Total Comprehensive Loss	(1,722)	(1,046)	(2,768)

13

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

	Nine Months Ended September 30, 2024
	North American Brokerage	Other Segments	Total
Revenues	907,716	6,293	914,009
Commissions and other agent-related costs	827,243	2,010	829,253
Gross Profit	80,473	4,283	84,756

General and administrative expenses	35,283	7,169	42,452
Marketing expenses	43,697	82	43,779
Research and development expenses	8,016	99	8,115
Settlement of litigation	9,250	-	9,250
Operating Loss	(15,773)	(3,067)	(18,840)

Other income, net	381	-	381
Finance expenses, net	(1,230)	(59)	(1,289)
Net Loss	(16,622)	(3,126)	(19,748)
Net income attributable to noncontrolling interests	-	150	150
Net Loss Attributable to the Owners of the Company	(16,622)	(3,276)	(19,898)
Other comprehensive income/(loss):
Cumulative (gain)/loss on investments in debt instruments classified as FVTOCI reclassified to profit or loss	97	-	97
Foreign currency translation adjustment	268	(3)	265
Total Comprehensive Loss Attributable to Owners of the Company	(16,257)	(3,279)	(19,536)
Total Comprehensive Income Attributable to NCI	-	150	150
Total Comprehensive Loss	(16,257)	(3,129)	(19,386)

A reconciliation of Comprehensive Loss Attributable to Owners of the Company to Adjusted EBITDA by business segment is presented below:

	Three Months Ended September 30, 2024
	North American Brokerage	Other Segments	Total
Total Comprehensive Loss Attributable to Owners of the Company	(1,722)	(1,091)	(2,813)
Add/(Deduct):
Finance Expenses, net	189	25	214
Net Income Attributable to Noncontrolling Interests	-	45	45
Cumulative (Gain)/Loss on Investments in Debt Instruments Classified as at FVTOCI Reclassified to Profit or Loss	(3)	-	(3)
Depreciation and Amortization	160	198	358
Stock Based Compensation Adjustments	15,417	-	15,417
Expenses related to Anti-Trust Litigation Settlement	33	-	33
Adjusted EBITDA	14,074	(823)	13,251

14

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

	Nine Months Ended September 30, 2024
	North American Brokerage	Other Segments	Total
Total Comprehensive Loss Attributable to Owners of the Company	(16,257)	(3,279)	(19,536)
Add/(Deduct):
Finance Expenses, net	1,230	59	1,289
Net Income Attributable to Noncontrolling Interests	-	150	150
Cumulative (Gain)/Loss on Investments in Debt Instruments Classified as at FVTOCI Reclassified to Profit or Loss	(97)	-	(97)
Depreciation and Amortization	436	588	1,024
Stock Based Compensation Adjustments	37,797	-	37,797
Expenses related to Anti-Trust Litigation Settlement	10,259	-	10,259
Adjusted EBITDA	33,368	(2,482)	30,886

The amount of revenue from external customers, by geography, is shown in the table below:

	For the Three Months Ended
	September 30, 2024	September 30, 2023
United States	319,411	171,042
Canada	53,077	43,598
Total revenue by region	372,488	214,640

	For the Nine Months Ended
	September 30, 2024	September 30, 2023
United States	792,161	424,396
Canada	121,848	83,421
Total revenue by region	914,009	507,817

EXPENSES

We believe that growth can and should be balanced with profits and therefore plan and monitor spend responsibly to ensure we decrease our losses. Our loss as a percentage of total revenue was 2.1% for the nine-month period ended September 30, 2024 and 3.0% for the nine-month period ended September 30, 2023.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

A breakdown in expenses (in thousands) during the year is included below:

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Commissions and other agent-related costs	340,359	195,865	829,253	460,475

Operating Expenses
General and Administrative Expenses	16,301	9,234	42,452	27,526
Salaries and Benefits	7,314	4,740	19,748	13,907
Stock Based Compensation	2,825	203	6,245	2,290
Administrative Expenses	1,066	1,227	2,835	2,817
Professional Fees	3,917	2,179	10,339	5,794
Depreciation Expense	358	277	1,024	830
Other General and Administrative Expenses	821	608	2,261	1,888
Marketing Expenses	15,261	11,577	43,779	29,527
Salaries and Benefits	279	230	721	540
Stock Based Compensation for Employees	6	13	11	35
Stock Based Compensation for Agents	2,665	2,769	7,137	5,950
Revenue Share	11,651	7,946	33,190	21,064
Other Marketing and Advertising Cost	660	619	2,720	1,938
Research and Development Expenses	3,045	1,931	8,115	5,034
Salaries and Benefits	1,681	1,131	4,394	2,537
Stock Based Compensation	308	69	641	193
Other Research and Development	1,056	731	3,080	2,304
Settlement of Litigation	-	-	9,250	-
Total Cost of Sales and Operating Expenses	374,966	218,607	932,849	522,562

Cost of Sales

	For the Nine Months Ended
	September 30, 2024	September 30, 2023
Revenues	914,009	507,817
Cost of Sales	829,253	460,475
Cost of Sales as a Percentage of Revenues	91%	91%

Cost of sales represents real estate commission paid to Real agents, and in Canada this also includes commissions paid to outside brokerages, as part of the Canadian regulatory process, title fees, and mortgage expenses. For the period ended September 30, 2024, total cost of sales were $829 million compared to $460 million for the period ended September 30, 2023. We typically pay our agents 85% of the gross commission earned on every real estate transaction with 15% of said commissions being paid to the Company. Agents pay the Company 15% of commissions until the commission paid to the Company totals their respective “cap” amount (the “Cap”). Each agent Cap cycle resets on an annual basis on an agent’s anniversary date. As the total revenue increases, the total commission to agents’ expense increases respectively. Our margins are affected by the increase in the number of agents who achieve their Cap (which is affected by an increase in transaction volume and increases in home prices), resulting in downward pressure as we continue to attract high producing agents. We expect to offset this pressure and increase margins through the growth of title and escrow services offered by One Real Title and mortgage broker services offered by One Real Mortgage, and by adding additional ancillary services that will be integrated into our Leo for Clients.

16

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

Revenue Share

Our Revenue Share expense for the period ended September 30, 2024 was $33.2 million compared to $21.1 million for the period ended September 30, 2023. The increase in Revenue Share expense is primarily due to an increase in our agent base, which resulted in a higher number of agents participating in our Revenue Share program. For the period ended September 30, 2024 and September 30, 2023, Revenue Share expense is included in the marketing expense category.

Stock Based Compensation

Our stock based compensation expense for the period ended September 30, 2024 was $37.8 million compared to $19.0 million for the period September 30, 2023. The increase in stock based compensation expense is primarily due to an increase in our agent base, resulting in higher number of awards granted as part of our agent incentive program. For the period ended September 30, 2024 and September 30, 2023, stock-based compensation expense related to full-time employees (“FTEs”) within marketing and research and development are included in the marketing and research and development expense categories.

The following table is presented in thousands:

	For the Period Ended
	September 30, 2024			September 30, 2023
	Options Expense	RSU Expense	Total	Options Expense	RSU Expense	Total
Stock Based Compensation – COGS	-	23,763	23,763	-	10,512	10,512
Marketing Expenses – Agent Stock Based Compensation	301	6,836	7,137	2,033	3,917	5,950
Marketing Expenses – FTE Stock Based Compensation	2	9	11	5	30	35
Research and Development – FTE Stock Based Compensation	20	621	641	68	125	193
General and Administrative – FTE Stock Based Compensation	1,448	4,797	6,245	1,166	1,124	2,290
Total Stock Based Compensation	1,771	36,026	37,797	3,272	15,708	18,980

Salaries and Benefits

Our salaries and benefits expenses for the period ended September 30, 2024 was $24.9 million in comparison to $17.0 million for the period ended September 30, 2023. The increase in salaries and benefits expenses were mainly due to an increase in number of full-time employees from 162 on September 30, 2023 to 240 on September 30, 2024. The increase is attributable to Real’s commitment to serve its agents and to the growth with excellence and expansion of the Company. These investments in key management and employee personnel allow us to offer best-in-class service to our agents. As the Company continues in this period of growth, it is necessary to scale operations in order to support that growth. Increases in headcount, as well as the investments Real is making in its technology infrastructure, allow us to scale at an accelerated pace and serve as key contributors to our growth. Real’s FTEs excluding One Real Title and One Real Mortgage employees to Agent ratio as of September 30, 2024 is 1:140 compared to 1:101 as of September 30, 2023.

17

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

Professional Fees

Our professional fees for the period ended September 30, 2024 were $10.3 million in comparison to $5.8 million for the period ended September 30, 2023. The increase in professional fees was largely due to an increase in fees related to ongoing litigation, as well as our broker and recruiter consulting fees, as a result of our expanding geographic footprint.

Research and Development Expenses

Our research and development expenses for the period ended September 30, 2024 were $8.1 million compared to $5.0 million for the period ended September 30, 2023. The increase is primarily due to an increase in headcount and increase in costs related to maintenance for reZEN, our internal-use cloud-based residential real-estate transaction system.

Marketing Expenses

Our marketing expenses for the period ended September 30, 2024 were $43.8 million compared to $29.5 million for the period ended September 30, 2023, primarily due to our efforts to attract agents. This increase is primarily comprised of a $12.1 million increase in revenue share paid to agents as part of our revenue share model and an increase in agent related stock-based compensation expense of $1.2 million. Agents earn revenue share for new agents that they personally refer to Real. Agents are eligible for the agent incentive program based on certain attracting and performance criteria. Real works to limit its marketing expenses paid using traditional marketing channels and focuses primarily on marketing through its agents as the main cost of acquisition. Therefore, as agent count increases so does our expense related to the revenue share and equity incentive programs.

Financial Instruments

Financial assets and financial liabilities are recognized on the Company’s consolidated statements of financial position when Real becomes party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Classification and subsequent measurement

Financial assets – Business model assessment

The Company assesses the objective of the business model in which a financial asset is held at a portfolio level, because this best reflects the way the business is managed, and information is provided to management. The information considered includes:

–	the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows;

–	how the performance of the portfolio is evaluated and reported to the Company’s management;

–	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

–	how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

–	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and the expectations of future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales, consistent with the Company’s continuing recognition of the assets.

Financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

Financial assets – Subsequent measurement and gains and losses

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Financial liabilities – Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and their net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

Derecognition

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows or the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

19

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

Offsetting

Financial assets and financial liabilities are offset and the net amount presented on the consolidated statements of financial position, only when the Company has a legally enforceable right to offset the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. A breakdown of financial instruments (in thousands) for the period ended September 30, 2024 is included below:

	For the Period Ended September 30, 2024
	Carrying Amount			Fair Value
	Financial Assets Not Measured at FV	Other Financial Liabilities	Total	Level 1	Level 2	Total
Financial Assets Measured at Fair Value (FV)
Short Term Investments	-	-	-	10,398	-	10,398
Total Financial Assets Measured at Fair Value (FV)	-	-	-	10,398	-	10,398
Financial Liabilities Measured at Fair Value (FV)
Warrants	-	-	-	-	-	-
Total Financial Liabilities Measured at Fair Value (FV)	-	-	-	-	-	-
Financial Assets Not Measured at Fair Value (FV)
Cash and Cash Equivalents	21,580	-	21,580	-	-	-
Restricted Cash	27,516	-	27,516	-	-	-
Funds Held in Restricted Escrow Account	9,250	-	9,250	-	-	-
Trade Receivables	17,305	-	17,305	-	-	-
Other Receivables	43	-	43	-	-	-
Total Financial Assets Not Measured at Fair Value (FV)	75,694	-	75,694	-	-	-
Financial Liabilities Not Measured at Fair Value (FV)
Accounts Payable	-	1,133	1,133	-	-	-
Accrued Liabilities	-	30,991	30,991	-	-	-
Customer Deposits	-	27,516	27,516	-	-	-
Other Payables	-	12,843	12,843	-	-	-
Total Financial Liabilities Not Measured at Fair Value (FV)	-	72,483	72,483	-	-	-

20

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

SUMMARY OF QUARTERLY INFORMATION

The following table provides selected quarterly financial information (in thousands, except per share data) for the eight most recently completed financial quarters ended September 30, 2024. This information reflects all adjustments of a recurring nature that are, in the opinion of management, necessary to present a fair statement of the results of operations for the periods presented. Quarter-to-quarter comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. The general increase in revenue and expense quarter over quarter is due to growth and expansion of the Company.

	2024			2023				2022
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	372,488	340,778	200,743	181,341	214,640	185,332	107,845	96,118
Cost of Sales	340,359	308,910	179,984	165,810	195,865	167,573	97,037	87,898
Gross Profit	32,129	31,868	20,759	15,531	18,775	17,759	10,808	8,220
Administrative Expenses	16,301	14,015	12,136	15,387	9,234	9,654	8,638	7,121
Marketing Expenses	15,261	15,889	12,629	9,084	11,577	10,266	7,684	7,061
Research and Development Expenses	3,045	2,608	2,462	2,325	1,931	1,579	1,524	1,002
Settlement of Litigation	-	-	9,250	-	-	-	-	-
Operating Income (Loss)	(2,478)	(644)	(15,718)	(11,265)	(3,967)	(3,740)	(7,038)	(6,964)
Other Loss (Income)	(151)	(57)	(173)	693	(38)	(40)	(28)	(62)
Listing Expenses	-	-	-	-	-	-	-	16
Finance Expenses, net	214	523	552	32	10	272	305	(159)
Income (Loss) Before Tax	(2,541)	(1,110)	(16,097)	(11,990)	(3,939)	(3,972)	(7,315)	(6,759)
Non-controlling interest	(45)	(105)	-	26	(85)	(146)	(80)	(50)
Income (Loss) Attributable to the Owners of the Company	(2,586)	(1,215)	(16,097)	(11,964)	(4,024)	(4,118)	(7,395)	(6,809)
Other Comprehensive Incomes (loss):
Unrealized Gains (Losses) on Available for Sale Investment Portfolio	3	51	43	116	79	42	93	128
Foreign Currency Translation Adjustment	(230)	376	119	(38)	(52)	(85)	147	(58)
Comprehensive Income (Loss)	(2,813)	(788)	(15,935)	(11,886)	(3,997)	(4,161)	(7,155)	(6,739)
Non-Operating Expenses:
Finance Costs	256	577	509	(110)	16	376	292	(237)
Depreciation and Amortization	358	340	326	298	277	284	269	108
Stock-Based Compensation	15,417	13,536	8,844	19,423	7,144	6,075	5,761	6,132
Goodwill Impairment	-	-	-	723	-	-	-	-
Listing Expenses	-	-	-	-	-	-	-	16
Restructuring Expense	-	-	-	58	80	44	41	160
Expenses related to Anti-Trust Litigation Settlement	33	369	9,857	-	-	-	-	-
Other Expenses	-	-	-	-	-	-	-	456
Adjusted EBITDA	13,251	14,034	3,601	8,506	3,520	2,618	(792)	(104)
Non-Recurring Stock-Based Compensation Adjustments		-	-	6,208	-	-	-	-
Adjusted EBITDA Excluding Non-Recurring Stock Based Compensation Adjustment	13,251	14,034	3,601	2,298	3,520	2,618	(792)	(104)
Earnings per Share
Basic and Diluted Loss per Share	(0.013)	(0.006)	(0.087)	(0.066)	(0.022)	(0.023)	(0.041)	(0.038)

21

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

Revenue

Our revenue is primarily driven by the number of transactions closed by our agents and the revenue per transaction, which is typically calculated as a percentage of the property’s sale or lease value. While we observe quarterly seasonality in our revenue, aligning with the traditional home sales cycle—slower during the fall and winter months and busier during spring and summer—the year-over-year trend shows sustained growth. This growth results from the increasing number of real estate agents joining our platform, thereby expanding our transaction volume.

Cost of Sales

Our cost of sales primarily represents the commissions paid to our agents, which are a percentage of our revenue. Similar to revenue, there is quarterly seasonality in our cost of sales, largely influenced by the percentage of agents who reach their annual commission cap.

Administrative Expenses

Administrative expenses primarily consist of salaries for employees who manage the daily operations of our company, alongside ongoing administrative and professional fees. As our company has grown, we have increased our headcount to support this expansion, resulting in higher administrative expenses. This investment in human capital is essential for maintaining and scaling our operational capabilities to match our growth trajectory.

Marketing Expenses

Marketing expenses are primarily driven by our Revenue Share Expense. Agents earn revenue share by referring new agents to Real, and as a result, Revenue Share Expense tends to increase in line with revenue growth. This structure incentivizes our agents to expand our network and aligns their financial success with the company’s.

R&D Expenses

R&D expenses reflect the costs associated with salaries and benefits for employees responsible for developing and maintaining Real’s technology platform. Investing in our technology platform is critical to our strategy, as it enhances our agents’ efficiency and effectiveness, provides a seamless experience for clients, and supports our long-term growth objectives.

Operating Income (Loss)

The seasonality in our operating income (loss) is primarily driven by revenue and gross profit within a given quarter. Operating loss tends to be higher during the seasonally slower periods of fall and winter (the fourth and first calendar quarters) and lower during the periods of higher revenue in spring and summer (the second and third calendar quarters). This pattern is consistent with the overall seasonality of the real estate market.

LIQUIDITY AND CAPITAL RESOURCES

The Company has a capital structure comprised of Common Shares, contributed capital, retained deficit, and accumulated other comprehensive loss. Our primary sources of liquidity are cash and cash flows from operations as well as cash raised from investors in exchange for issuance of Common Shares. The Company expects to meet all of its obligations and other commitments as they become due. The Company has various financing sources to fund operations and will continue to fund working capital needs through these sources along with cash flows generated from operating activities.

22

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

Balance Sheet overview (in thousands)

	September 30, 2024	December 31, 2023
ASSETS
Current Assets	88,483	50,513
Non-Current Assets	13,990	14,035
TOTAL ASSETS	102,473	64,548

LIABILITIES
Current Liabilities	72,483	27,195
Non-Current Liabilities	-	269
TOTAL LIABILITIES	72,483	27,464
TOTAL EQUITY	29,990	37,084
TOTAL LIABILITIES AND EQUITY	102,473	64,548

Assets overview by geographical segment (in thousands)

	As of September 30, 2024
	Canada	Israel	United States	Total
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2,976	93	18,511	21,580
Restricted cash	18,923	-	8,593	27,516
Funds held in restricted escrow account	-	-	9,250	9,250
Investment in financial assets	78	-	10,320	10,398
Trade receivables	5,929	-	11,376	17,305
Other receivables	-	43	-	43
Prepaid expenses and deposits	-	-	2,391	2,391
TOTAL CURRENT ASSETS	27,906	136	60,441	88,483
NON-CURRENT ASSETS
Intangible assets	-	-	2,788	2,788
Goodwill	-	-	8,993	8,993
Property and equipment	18	11	2,180	2,209
TOTAL NON-CURRENT ASSETS	18	11	13,961	13,990
TOTAL ASSETS	27,924	147	74,402	102,473

As of September 30, 2024, cash and cash equivalents and investments totaled $32.0 million, compared to $28.9 million as of December 31, 2023. Cash is comprised of cash held in our banking accounts.

For the period ended September 30, 2024:

●	Cash flows generated in operations was $44.6 million, in comparison to $25.7 million for the period ended September 30, 2023. The increase in operating cash flows was primarily due to the increase in overall growth of the company.
●	Cash flows from investing activities was $3.0 million, primarily due to net withdrawals from debt instruments.
●	Cash flows from financing activities was a cash use of $26.4 million. Cash flow used in financing activities primarily related to the repurchases of the Common Shares for satisfying RSU obligations pursuant to the NCIB totaling $30.3 million, which was partially offset by proceeds of $5.6 million from the exercise of Options.

23

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

We believe that our existing balances of cash and cash equivalents, and cash flows expected to be generated from our operations will be sufficient to satisfy our immediate and ongoing operating requirements.

Our future capital requirements will depend on many factors, including our level of investment in technology, our rate of growth into new markets, and potential mergers and acquisitions. Our capital requirements may be affected by factors that we cannot control such as the residential real estate market, interest rates, and other monetary and fiscal policy changes. To support and achieve our future growth plans, however, we may need or seek to obtain additional funding, including through equity or debt financing.

The following table presents liquidity (in thousands):

	For the Period Ended
	September 30, 2024	December 31, 2023
Cash and Cash Equivalents	21,580	14,707
Other Receivables	43	63
Investment in Financial Assets [iii]	10,398	14,222
Total [i] [ii]	32,021	28,992

[i] – Total Capital is not a standard financial measure under IFRS and may not be comparable to similar measures reported by other entities.

[ii] – Represents a non-IFRS measure. Real’s method for calculating non-IFRS measures may differ from other reporting issuers’ methods and accordingly may not be comparable.

[iii] – Investment securities are presented in the table below.

The following table presents Investments in Available for Sale Securities at Fair Value (in thousands):

Description	Estimated Fair Value December 31, 2023	Deposits / (Withdrawals)	Dividends, Interest & Income	Gross Unrealized Gains / (Losses)	Estimated Fair Value September 30, 2024

Cash Investments	6,531	(6,728)	225	-	28
Fixed Income	7,597	2,478	144	95	10,314
Investment Certificate	94	-	-	(38)	56
Total	14,222	(4,250)	369	57	10,398

The Company holds no debt obligations.

The Company has no future material contractual obligations or payments due with respect to debt, finance leases, operating leases, purchase obligations, or other capital commitments.

Capital management framework

Real defines capital as its equity. It is comprised of share premium, stock-based compensation reserves, deficit, other reserves, treasury stock, and non-controlling interests. The Company’s capital management framework is designed to maintain a level of capital that funds the operations and business strategies and builds long-term shareholder value.

The Company’s objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. The Company sets the amount of capital in proportion to the risk and adjusts considering changes in economic conditions and the characteristic risk of underlying assets. To maintain or adjust the capital structure, the Company may repurchase shares, return capital to shareholders, issue new shares or sell assets to reduce debt.

Real’s strategy is to retain adequate liquidity to mitigate the effect of the risk that cash flows from its assets will not be sufficient to meet operational, investing and financing requirements. There have been no changes to the Company’s capital management policies during the periods ended September 30, 2024 and 2023.

INVESTMENT IN AVAILABLE FOR SALE SECURITIES AT FAIR VALUE

The Company invested surplus funds from operating activities into a managed investment portfolio. Securities are purchased on behalf of the Company and are actively managed through multiple investment accounts. The Company follows a conservative investment approach with limited risk for investment activities and has allocated the funds in Level 1 assets to reduce market risk exposure.

The Company’s investment securities portfolio consists primarily of cash investments, debt securities issued by U.S government agencies, local municipalities, and certain corporate entities. As of September 30, 2024, the total investment in securities available for sale at fair value was $10.4 million and is more fully disclosed in Note 8 of the Financial Statements, Investment Securities Available for Sale Securities at Fair Value, of the Financial Statements.

24

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

OTHER METRICS

Year-over-year quarterly revenue growth (in thousands)

	2024			2023				2022
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue
Commissions	369,890	338,574	199,252	180,417	213,319	184,022	107,115	95,622
Commissions – YoY QTR	73%	84%	86%	89%	92%	65%	75%	89%
Title Revenue	1,400	1,255	795	480	964	948	598	477
Title Revenue – YoY QTR	45%	32%	33%	1%	99%	87%	49%	-%
Mortgage Income	1,198	949	696	444	357	362	132	19
Mortgage Income – YoY QTR	236%	162%	427%	2237%	-%	-%	-%	-%
Total Revenue	372,488	340,778	200,743	181,341	214,640	185,332	107,845	96,118
Total Revenue – YoY QTR	74%	84%	86%	89%	92%	65%	75%	90%

Quarterly key performance metrics

	2024			2023				2022
Key Performance Metrics	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Closed Transaction Sides	35,832	30,367	19,032	17,749	20,397	17,537	10,963	9,745
Total Value of Home Side Transactions ($, billions)	14.4	12.6	7.5	6.8	8.1	7.0	4.0	3.5
Median Home Sale Price ($, thousands)	383	384	372	355	370	369	350	348

Total Agents	21,770	19,540	16,680	13,650	12,175	11,500	10,000	8,200
Agent Churn Rate (%)	7.3	7.5	7.9	6.2	10.8	6.5	8.3	4.4
Revenue Churn Rate (%)	2.0	1.6	1.9	4.9	4.5	3.8	4.3	2.4

Full-Time Employees	240	231	151	159	162	145	127	118
Full-Time Employees, Excluding Real Title and One Real Mortgage	155	142	117	118	120	102	88	84
Headcount Efficiency Ratio[1]	1:140	1:138	1:143	1:116	1:101	1:113	1:114	1:98
Revenue Per Full Time Employee ($, thousands)[1]	2,403	2,400	1,716	1,537	1,789	1,817	1,226	1,144
Operating Expense Excluding Revenue Share ($, thousands)	22,956	20,037	27,413	19,956	14,796	13,815	12,412	11,164
Operating Expense Per Transaction Excluding Revenue Share ($)	641	660	1,440	1,124	725	788	1,132	1,146

1 Defined as total revenue to Real divided by full-time employees excluding Real Title and One Real Mortgage.

25

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

SIGNIFICANT ACCOUNTING POLICIES AND OTHER EXPLANATORY INFORMATION

The preparation of the Financial Statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures as of the date of the Financial Statements. Actual results may differ from estimates under different assumptions and conditions.

Significant judgments include measure of share-based payment arrangements. Our significant judgments have been reviewed and approved by the Audit Committee for completeness of disclosure on what management believes would be relevant and useful to investors in interpreting the amounts and disclosures in the Financial Statements.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure controls and procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed controls to provide reasonable assurance that: (i) material information relating to the Company is made known to management by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual and interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time frame specified in the securities legislation.

Based on the evaluations, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were adequate and effective as of September 30, 2024.

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our CEO and CFO, evaluated the effectiveness of our internal control over financial reporting as of September 30, 2024, based on the criteria described in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of its evaluation, management concluded that our internal control over financial reporting was effective as of September 30, 2024.

Inherent limitations

It should be noted that in a control system, no matter how well conceived and operated, provide only reasonable, not absolute, assurance that the objectives of the control system are met. Given the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected. These inherent limitations include, among other items: (i) that management’s assumptions and judgments could ultimately prove to be incorrect under varying conditions and circumstances; (ii) the impact of any undetected errors; and (iii) controls may be circumvented by unauthorized acts of individuals, by collusion of two or more people, or by management override.

26

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

Changes in Internal Control over Financial Reporting

There were no changes in Internal Control over Financial Reporting during the period ended September 30, 2024 that have materially affected or are reasonably likely to materially affect the adequacy and effectiveness of the Company’s Internal Control over Financial Reporting.

Related party transactions

The Company’s key management personnel are comprised of its CEO, CFO, President, Chief Technology Officer, the Chief Marketing Officer, and other members of its executive team. The remuneration of key management personnel and directors of the Company who are part of related parties is set out below (in thousands):

	For the Nine Months Ended
	September 30, 2024	September 30, 2023
Salaries and Benefits	2,834	1,944
Stock-Based Compensation	5,559	2,814
Compensation Expenses for Related Parties	8,393	4,758

RISKS AND UNCERTAINTIES

The following are certain risk factors relating to the Company’s business which prospective investors should carefully consider before deciding whether to purchase Common Shares. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in the Company’s Annual Information Form for the year ended December 31, 2023, available on Real’s website at www.onereal.com and is available on SEDAR+ under the Company’s profile at www.sedarplus.com. These risks and uncertainties are not the only ones the Company is facing. Additional risks and uncertainties not presently known to the Company, or that the Company currently deems immaterial, may also impair operations. If any such risks actually occur, the business, financial condition, liquidity and results of the Company’s operations could be materially adversely affected.

Risk Related to the Company

The Company is dependent on the health of the residential real estate market and general economic conditions.

The Company’s financial performance is closely connected to the strength of the residential real estate market, which is subject to a number of general business and macroeconomic conditions beyond the Company’s control.

Macroeconomic conditions that could adversely impact the growth of the real estate market and have a material adverse effect on the Company’s business include, but are not limited to, economic slowdown or recession, increased unemployment, increased energy costs, reductions in the availability of credit or higher interest rates, increased costs of obtaining mortgages, an increase in foreclosure activity, inflation, disruptions in capital markets, declines in the stock market, adverse tax policies or changes in other regulations, lower consumer confidence, lower wage and salary levels, war or terrorist attacks, a health pandemic, natural disasters or adverse weather events, or the public perception that any of these events may occur. Unfavorable general economic conditions, such as a recession or economic slowdown, in the United States, Canada or other markets the Company enters and operates within could negatively affect the affordability of, and consumer demand for, its services which could have a material adverse effect on its business and profitability. In addition, federal and state governments, agencies and government-sponsored entities could take actions that result in unforeseen consequences to the real estate market or that otherwise could negatively impact the Company’s business.

The real estate market is substantially reliant on the monetary policies of the federal government and its agencies and is particularly affected by the policies of the United States’ Federal Reserve Board, which regulates the supply of money and credit in the U.S., which in turn impacts interest rates. Changes in the interest rate environment and mortgage market are beyond the Company’s control, are difficult to predict and could have a material adverse effect on its business and profitability.

27

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

The Company’s business is impacted by interest rates, and changes in prevailing interest rates may have an adverse effect on the Company’s financial results.

The financial performance of our brokerage business may be adversely affected by changes in prevailing interest rates, which may be impacted by a number of factors. In response to increased inflation, in 2023, the U.S. Federal Reserve raised interest rates, which resulted in higher mortgage interest rates. The Company’s business can be, and has been, negatively impacted by any rising interest rate environment. As mortgage rates rise, the number of home sale transactions may decrease as potential home sellers choose to stay with their lower mortgage rate rather than sell their home and pay a higher mortgage rate with the purchase of another home. Similarly, in higher interest rate environments, potential home buyers may choose to rent rather than pay higher mortgage rates. The financial performance of our mortgage broker business may also be adversely affected by changes in prevailing interest rates. As interest rates fall, refinancing generally becomes a larger portion of the mortgage market. Likewise, as interest rates rise, refinancing generally becomes a smaller portion of the mortgage loan market and demand may also decrease for purchase mortgages as home ownership becomes more expensive. Changes in the interest rate environment and mortgage market are beyond the Company’s control, are difficult to predict and could have a material adverse effect on its business and profitability.

The Company may be unable to maintain its agent growth rate, which would adversely affect its revenue growth and results of operations.

The Company has experienced rapid and accelerating growth in our real estate broker and agent base. Because the Company derives revenue from real estate transactions in which its brokers and agents receive commissions, increases in the Company’s agent and broker base correlate to increases in revenues and the rate of growth of its revenue correlates to the rate of growth of the Company’s agent and broker base. The rate of growth of the Company’s agent and broker base cannot be predicted and is subject to many factors outside of the Company’s control, including actions taken by the Company’s competitors and macroeconomic factors affecting the real estate industry generally. There is no assurance that the Company will be able to maintain its recent agent growth rate or that the Company’s agent and broker base will continue to expand in future periods. A slowdown in the Company’s agent growth rate would have a material adverse effect on revenue growth and could adversely affect the Company’s business, financial condition or results of operations.

The Company may be unable to effectively manage rapid growth in its business.

The Company may not be able to scale its business quickly enough to meet the growing needs of its affiliated real estate professionals and if the Company is not able to grow efficiently, its operating results could be harmed. As the Company adds new real estate professionals, the Company will need to devote additional financial and human resources to improving its internal systems, integrating with third-party systems, and maintaining infrastructure performance. In addition, the Company will need to appropriately scale its internal business systems and its services organization, including support of its affiliated real estate professionals as its demographics expand over time. Any failure of or delay in these efforts could cause impaired system performance and reduced real estate professional satisfaction. These issues could reduce the attractiveness of the Company to existing real estate professionals who might leave the Company, as well as result in decreased attraction of new real estate professionals. Even if the Company is able to upgrade its systems and expand its staff, such expansion may be expensive, complex, and place increasing demands on its management. The Company could also face inefficiencies or operational failures as a result of its efforts to scale its infrastructure and the Company may not be successful in maintaining adequate financial and operating systems and controls as it expands. Moreover, there are inherent risks associated with upgrading, improving and expanding its information technology systems. The Company cannot be sure that the expansion and improvements to its infrastructure and systems will be fully or effectively implemented on a timely basis, if at all. These efforts may reduce the Company’s revenue and margins and adversely impact its financial results.

28

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

The Company faces significant risk to its brand and revenue if it fails to maintain compliance with laws and regulations of federal, state, county and foreign governmental authorities, or private associations and governing boards.

The Company operates in the real estate industry which is a heavily regulated industry subject to complex, federal, state, provincial and local laws and regulations and third-party organizations’ regulations, policies and bylaws.

In the United States generally, the laws, rules and regulations that apply to the Company’s business practices include, without limitation, the Real Estate Settlement Procedures Act, the federal Fair Housing Act, the Dodd-Frank Act, and federal advertising laws, as well as comparable state statutes; rules of trade organizations such as the National Association of Realtors, local MLSs, and state and local AORs; licensing requirements and related obligations that could arise from its business practices relating to the provision of services other than real estate brokerage services; privacy regulations relating to its use of personal information collected from the users of its websites; laws relating to the use and publication of information through the internet; and state real estate brokerage licensing requirements, as well as statutory due diligence, disclosure, record keeping and standard-of-care obligations relating to these licenses.

Additionally, the Dodd-Frank Act contains the Mortgage Reform and Anti-Predatory Lending Act (“Mortgage Act”), which imposes a number of additional requirements on lenders and servicers of residential mortgage loans, by amending certain existing provisions and adding new sections to the Real Estate Settlement Procedures Act and other federal laws. It also broadly prohibits unfair, deceptive or abusive acts or practices, and knowingly or recklessly providing substantial assistance to a covered person in violation of that prohibition. The penalties for noncompliance with these laws are also significantly increased by the Mortgage Act, which could lead to an increase in lawsuits against mortgage lenders and servicers.

In Canada, generally, the laws, rules and regulations that apply to Real’s business practices include, without limitation, the Trust in Real Estate Services Act (Ontario), the Real Estate Act (Alberta), the Real Estate Services Act (British Columbia), the Real Estate Services Act (Manitoba), the Manitoba Securities Commission, the British Columbia Financial Services Authority and advertising and other laws, as well as comparable and associated statutes and regulations; rules of regulatory bodies, trade organizations and associations such as the Canadian Real Estate Association, and the real estate associations for each province, including licensing and compliance requirements and related obligations that could arise from our business practices relating to the provision of services other than real estate brokerage services; privacy regulations relating to our use of personal information collected from the registered users of our websites; laws relating to the use and publication of information through the internet; and provincial real estate brokerage licensing requirements, as well as statutory and common law due diligence, disclosure, record keeping and standard-of-care obligations relating to these licenses and the provision of real estate brokerage services.

Maintaining legal compliance is challenging and increases business costs due to resources required to continually monitor business practices for compliance with applicable laws, rules and regulations, and to monitor changes in the applicable laws themselves.

The Company may not become aware of all the laws, rules and regulations that govern its business, or be able to comply with all of them, given the rate of regulatory changes, ambiguities in regulations, contradictions in regulations between jurisdictions, and the difficulties in achieving both company-wide and region-specific knowledge and compliance.

If the Company fails, or is alleged to have failed, to comply with any existing or future applicable laws, rules and regulations, the Company could be subject to lawsuits and administrative complaints and proceedings, as well as criminal proceedings. Non-compliance could result in significant defense costs, settlement costs, damages and penalties.

The Company’s business licenses could be suspended or revoked, business practices enjoined, or it could be required to modify its business practices, which could materially impair, or even prevent, the Company’s ability to conduct all or any portion of its business. Any such events could also damage the Company’s reputation and impair the Company’s ability to attract and service home buyers, home sellers and agents, as well its ability to attract brokerages, brokers, teams of agents and agents to the Company, without increasing its costs.

29

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

Further, if the Company loses its ability to obtain and maintain all of the regulatory approvals and licenses necessary to conduct business as we currently operate, the Company’s ability to conduct its business may be harmed. Lastly, any lobbying or related activities the Company undertakes in response to mitigate liability of current or new regulations could substantially increase the Company’s operating expenses.

The Company could be subject to changes in tax laws and regulations, and challenges to its transfer pricing arrangements that may have a material adverse effect on its business.

The Company operates and is subject to taxes in the United States, and other jurisdictions throughout the world. Changes to federal, state, local or international tax laws on income, sale, use, indirect, or other tax laws, statutes, rules or regulations may adversely affect its effective tax rate, operating results or cash flows.

As an international corporation, the Company is subject to transfer pricing and other tax regulations designed to ensure that its intercompany transactions are consummated at prices that reflect the economic reality of the relationship between entities and have not been manipulated to produce a desired tax result, that appropriate levels of income are reported as earned by the local entities, and that the Company is taxed appropriately on such transactions. The Company has had transfer pricing arrangements between Canada and the United States, the two countries where our operations are located, the United States and India, where a number of the Company’s independent contractors are located, and the United States and Israel. If taxing authorities challenge the Company’s transfer pricing arrangements, the Company could be subject to additional taxes in one or more jurisdictions, and the Company’s operations may be harmed.

The Company may suffer financial harm and loss of reputation if it does not or cannot comply with applicable laws, rules and regulations concerning the classification and compensation practices for its state broker and real estate agents.

All real estate professionals in the Company’s brokerage operations, which includes real estate agents and state brokers, have been retained as independent contractors, either directly or indirectly through third-party entities formed by these independent contractors for their business purposes. With respect to these independent contractors, like most brokerage firms, the Company is subject to the Internal Revenue Service regulations and applicable state law guidelines regarding independent contractor classification. These regulations and guidelines are subject to judicial and agency interpretation and it might be determined that the independent contractor classification is inapplicable to any of the Company’s affiliated real estate professionals. Further, if legal standards for classification of real estate professionals as independent contractors change or appear to be changing, it may be necessary to modify the Company’s compensation and benefits structure for its affiliated real estate professionals in some or all of its markets, including by paying additional compensation or reimbursing expenses.

In the future, the Company could incur substantial costs, penalties and damages, including back pay, unpaid benefits, taxes, expense reimbursement and legal fees, in defending future challenges by its affiliated real estate professionals to our employment classification or compensation practices.

Actions by the Company’s real estate agents or employees could adversely affect its reputation and subject it to liability.

The Company’s success depends on the performance of our agents and employees. Although its agents are independent contractors, if they were to provide lower quality services to clients, the Company’s image and reputation could be adversely affected. In addition, if the Company’s agents make fraudulent claims about properties they show, their transactions lead to allegations of errors or omissions, they violate certain regulations, including the Telephone Consumer Protection Act or similar laws, or employment laws applicable to the management of their own employees, or they engage in self-dealing or do not disclose conflicts of interest to the Company agents and clients, the Company could be subject to litigation and regulatory claims which, if adversely determined, could adversely affect the Company’s business, financial condition and results of operations. Similarly, the Company is subject to risks of loss or reputational harm in the event that any of its employees violate applicable laws.

30

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

Some of the Company’s losses may not be covered by insurance or the Company may not be able to obtain or maintain adequate insurance coverage.

The Company maintains insurance to cover costs and losses from certain risk exposures in the ordinary course of the Company’s operations, but its insurance does not cover all of the costs and losses from all events. The Company is responsible for certain retentions and deductibles that vary by policy, and the Company may suffer losses that exceed its insurance coverage limits by a material amount. The Company may also incur costs or suffer losses arising from events against which it does not have insurance coverage. In addition, large-scale market trends or the occurrence of adverse events in the Company’s business may raise its cost of procuring insurance or limit the amount or type of insurance it is able to secure. The Company may not be able to maintain its current coverage, or obtain new coverage in the future, on commercially reasonable terms or at all. Incurring uninsured or underinsured costs or losses could harm the Company’s business.

Unanticipated delays or problems associated with the Company’s products and improvements may cause customer dissatisfaction.

The Company’s future success is dependent on its ability to continue to develop and expand its products and technologies and to address the needs of its customers. There may be delays in releasing the Company’s new products or technologies in the future, and any material delays may cause customers to forego purchases of the Company’s products to purchase competitors’ offerings instead. Further, if the Company’s systems and technologies lack capacity or quality sufficient to service agents and clients, then the number of agents who wish to use its products could decrease, the level of client service and transaction volume afforded by the Company’s systems could suffer, and its costs could increase.

The Company may need to develop new products and services and rapid technological change could render its systems obsolete.

The Company’s business strategy is dependent on its ability to develop platforms and features to attract new businesses and users, while retaining existing ones. The introduction of new products and new technologies, the emergence of new industry standards, or improvements to existing technologies could render the Company’s platform obsolete or relatively less competitive. There is no guarantee that agents will use these features and the Company may fail to generate revenue from these products. Additionally, any of the following events may cause decreased use of our platform: (a) emergence of competing platforms and applications with novel technologies; (b) inability to convince potential agents to join our platform; (c); technical issues or delays in releasing, updating or integrating certain platforms or in the cross-compatibility of multiple platforms; (d) security breaches with respect to our data; (e) a rise in safety or privacy concerns; and (f) an increase in the level of spam or undesired content on the network.

The Company’s commercial and financial success depends on market acceptance, and if not achieved will result in the Company not being able to generate revenue to support its operations.

The commercial success of the Company depends, among other things, on market acceptance. The success of the Company’s products and any new products and services that it may launch is dependent upon its ability to attract and retain a critical mass of users in potentially diverse geographic locations. Competitive pricing and market acceptance also depends on the future pricing and availability of competing products and the perceived comparative efficacy of its products. If the Company cannot monetize these products, or cannot offer competitive pricing packages, its operating results and revenues will be adversely affected.

A decrease in the Company’s gross commission income collection could adversely affect the Company’s business.

The Company’s business model depends upon its agents’ success in generating gross commission income, which the Company collects and from which the Company pays net commissions. Real estate commission rates vary somewhat by market, and although historical rates have been relatively consistent over time across markets, there can be no assurance that prevailing market practice will not change in a given market or across the industry. Customary commission rates could change due to market forces locally or industry-wide and due to regulatory or legal changes in such markets, including as a result of litigation or enforcement actions. The Company cannot predict the outcome of any new investigations or enforcement actions, but any such actions may result in industry-wide regulations, which can cause commission rates to decrease. Any decrease in commission rates may adversely impact the Company’s business, financial condition, and results of operations may be adversely impacted.

31

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

If the Company fails to grow in the various local markets that it serves or is unsuccessful in identifying and pursuing new business opportunities, the Company’s long-term prospects and profitability will be harmed.

To capture and retain market share in the various local markets that the Company serves, it must compete successfully against other brokerages for agents and brokers and for the consumer relationships that it brings. The Company’s competitors could lower the fees that they charge to agents and brokers or could raise the compensation structure for those agents. The Company’s competitors may have access to greater financial resources than it, allowing them to undertake expensive local advertising or marketing efforts. In addition, the Company’s competitors may be able to leverage local relationships, referral sources and strong local brand and name recognition that it has not established. The Company’s competitors could, as a result, have greater leverage in attracting new and established agents in the market and in generating business among local consumers. The Company’s ability to grow in the local markets that it serves will depend on its ability to compete with these local brokerages.

The Company may implement changes to its business model and operations to improve revenues that cause a disproportionate increase in its expenses or reduce profit margins. For example, the Company has allocated, and plans to continue to, allocate resources to its Real Wallet program, a fintech product that centralizes the functionality of a debit card and other financial products, reward points and an array of additional perks for its agents as a way to unlock financing sources. Expanding its service offerings could involve significant up-front costs that may only be recovered after lengthy periods of time. In addition, expansion into new markets, including internationally, could expose the Company to additional compliance obligations and regulatory risks. If the Company fails to continue to grow in the local markets it serves or if it fails to successfully identify and pursue new business opportunities, its long-term prospects, financial condition, and results of operations may be harmed, and its stock price may decline.

If the Company fails to grow its ancillary services, the Company’s long-term prospects and profitability may be harmed.

The Company’s efforts to expand its operations, including through ancillary services such as its mortgage broker and title operations, may not be successful. Currently, the Company’s mortgage broker and title services are available only in certain markets. If the Company is unsuccessful in expanding these services into other markets, or growing the businesses in the markets in which they currently operate, then it may not realize the expected benefits (including anticipated revenue), which could negatively impact its business, financial condition and results of operations. Similarly, if homebuyers do not use the Company’s ancillary services, then the Company’s revenues from ancillary services will not grow as quickly as we expect. Further, the Company’s title joint ventures, in which certain of the Company’s affiliated real estate agents are members, are subject to a number of regulations and ongoing compliance, and it is possible that ongoing compliance costs, including any potential audits, inquiries, investigations or reviews, could have a material adverse impact on the financial condition of the business. While the Company plans to continue to expand the Company’s brokerage and ancillary services businesses to other offerings, there is no guarantee that the Company will do so or be successful, and even if the Company does, the expansions might be at a slower pace than anticipated.

If agents and brokers do not understand the Company’s value proposition the Company may not be able to attract, retain and incentivize agents.

Participation in the Company’s Amended and Restated Omnibus Incentive Plan and Securities Based Compensation Arrangements represents a key component of the Company’s agent and broker value proposition. Agents and brokers may not understand or appreciate the value of these incentive programs. In addition, agents may not appreciate other components of the Company’s value proposition including the technology platform, the mobility it affords, the systems and tools that it provides to agents and brokers, among other benefits. If agents and brokers do not understand the elements of the Company’s service offering, or do not perceive it to be more valuable than the models used by most competitors, the Company may not be able to attract, retain and incentivize new and existing agents and brokers to grow its revenues.

32

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

The Company’s operating results are subject to seasonality and vary significantly among quarters during each calendar year, making meaningful comparisons of successive quarters difficult.

The real estate market is highly cyclical and subject to fluctuations based on economic conditions, interest rates, and consumer confidence, among other factors. These contribute to variations in transaction volumes and pricing, affecting our overall performance. Our business exhibits significant seasonality in revenue, closely tracking with the seasonality in broader home sales trends in North America. Historically, the first quarter, followed closely by the fourth quarter, are the slowest due to reduced transaction volumes, while the second and third quarters are the strongest.

A considerable portion of our expenses, most notably the commissions and revenue share expenses we pay to our agents, are variable; while others including salaries and benefits and research and development expenses exhibit do not follow the same seasonal pattern. This creates cyclicality in our financial performance and cash flows, resulting in lower profits and cash flow in the first and fourth quarters, compared to the second and third quarters.

Home sales in successive quarters can fluctuate widely due to a wide variety of factors, including holidays, national or international emergencies, the school year calendar’s impact on timing of family relocations, interest rate changes, speculation of pending interest rate changes and the overall macroeconomic market. The Company’s revenue and operating margins each quarter will remain subject to seasonal fluctuations, poor weather and natural disasters and macroeconomic market changes that may make it difficult to compare or analyze the Company’s financial performance effectively across successive quarters.

The Company may require additional capital to support its operations or the growth of its business, and it cannot be certain that this capital will be available on reasonable terms when required, or at all.

From time to time, the Company may need additional financing to operate or grow its business. The ability to continue as a going concern, may be dependent upon raising additional capital from time-to-time to fund operations. The Company’s ability to obtain additional financing, if and when required, will depend on investor and lender willingness, its operating performance, the condition of the capital markets and other facts, and the Company cannot assure anyone that additional financing will be available to it on favorable terms when required, or at all. If the Company raises additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of its current stock, and its existing stockholders may experience dilution. If the Company is unable to obtain adequate financing or financing on terms satisfactory to it when it requires it, its ability to continue to support the operation or growth of its business could be significantly impaired and its operating results may be harmed.

The Company has experienced losses in recent years and, because it has a limited operating history, its ability to fully and successfully develop its business is unknown.

The Company has a history of operating at losses since its inception. The Company’s ability to realize consistent, meaningful revenues and profit over a sustained period has not been established over the long term and cannot be assured in future periods.

The Company’s growth strategy may not achieve the anticipated results.

The Company’s future success will depend on its ability to grow its business, including through commercialization of its products. Growth and innovation strategies require significant commitments of management resources and investments and the Company may not grow its revenues at the rate it expects or at all. As a result, the Company may not be able to recover the costs incurred in developing new projects and initiatives or to realize their intended or projected benefits, which could materially adversely affect its business, financial condition or results of operations.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

The Company faces substantial competition in the future and may not be able to keep pace with the rapid technological changes which may result from others discovering, developing or commercializing products before or more successfully than the Company. The activities of competing companies, or others, may limit the Company’s revenues.

In general, the development and commercialization of new Software as a Service (SaaS) products is highly competitive and is characterized by extensive research and development and rapid technological change. Market share can shift as a result of technological innovation and other business factors. Commercial opportunities for the Company’s products may be reduced if the Company’s competitors develop or market products or novel technologies that are more effective, are more convenient, are more accepted by the market, have better distribution channels, or are less costly than that offered by the Company. If those products gain market acceptance, the Company’s revenue and financial results could be adversely affected. If the Company fails to develop new products or enhance existing products, its leadership in the current markets served could erode and its business, financial condition and results of operations may be adversely affected.

While the Company’s products and technologies are unique and novel, there are a number of indirect competitors in the market. Such competitors include large and small companies that may have significant access to capital resources, competitive product pipelines, substantial research and development resources and substantial experience in the market. The Company recognizes the need to invest in research and development to continue to add high-value, differentiated capabilities to expand both the depth and breadth of the Company’s product offering. Management also recognizes the need to ensure customer satisfaction through all phases of the sales cycle and intends to invest in competitive intelligence and analysis as it relates to the dynamics of the market, as well as in trends in technology and in products as they are introduced into the market. However, the Company may not be able to compete with competitors that are more established in the market.

The Company depends on highly skilled personnel to grow and operate its business. If the Company is not able to hire, retain, and motivate its key personnel, its business may be adversely affected.

The Company is highly dependent on its senior management team, including its Chief Executive Officer Tamir Poleg. Competition for talented senior management is intense and the Company’s ability to successfully develop and maintain a competitive market position will depend in part on its ability to attract and retain highly qualified and experienced management. The loss of the services of key personnel could have a materially adverse effect on the Company’s business. The Company does not carry “key-man” life insurance on the lives of our executive officers, employees, or advisors. Many key employees consider the value of the Options and RSUs received in connection with their employment. If the trading price of the Common Shares declines or experiences volatility, the Company’s ability to attract and retain key employees may be adversely affected. If the Company fails to attract new personnel or fails to retain and motivate current personnel, its growth prospects could be severely harmed.

If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company and foreign private issuer, we are subject to many of the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (“SOX”), and the rules and regulations of the listing standards of Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources. In particular, in connection with the Company’s loss of “emerging growth company” status, which is expected to occur by the end of 2024, we have incurred, and expect to continue, to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of SOX, which involve annual assessments of a company’s internal controls over financial reporting, as well as annual independent registered public accounting firm attestation report on our internal controls over financial reporting. SOX requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the U.S. Securities and Exchange Commission is recorded, processed, summarized, and reported within the time periods specified in U.S. Securities and Exchange Commission rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. Our current controls and any new controls that we develop may become inadequate because of changes in conditions and rapid growth of our business.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal controls over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports. Ineffective disclosure controls and procedures and internal controls over financial reporting could also cause investors to lose confidence in our reported financial and other information, which could have a negative effect on the trading price of our Common Shares. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. In the future, we would lose our foreign private issuer status if, as of the last business day of our then most recently completed second fiscal quarter, (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the U.S. Securities and Exchange Commission periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our executive officers, directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we do not incur as a foreign private issuer.

Adverse litigation judgments or settlements resulting from legal proceedings could reduce the Company’s profits or limit its ability to operate.

The Company is subject to allegations, claims and legal actions arising in the ordinary course of its business, which may include claims by third parties, including employees or regulators. The outcome of many of these proceedings cannot be predicted. If any of these proceedings were to be determined adversely against the Company, a judgment, a fine or a settlement involving a payment of a material sum of money were to occur, or injunctive relief were issued against the Company, its business, financial condition and results of operations could be materially adversely affected.

The Company may be subject to claims, lawsuits, arbitration proceedings, government investigations, and other legal and regulatory proceedings in the ordinary course of business, including those involving labor and employment, anti-discrimination, commercial disputes, competition, professional liability, consumer complaints, personal injury, intellectual property disputes, compliance with regulatory requirements, antitrust and anti-competition claims (including claims related to NAR or MLS rules regarding buyer-broker commissions), securities laws, and other matters, and we may become subject to additional types of claims, lawsuits, government investigations and legal or regulatory proceedings if the regulatory landscape changes or as our business grows and as the Company deploys new offerings, including proceedings related to its acquisitions, securities issuances or business practices. The Company may also be subject to disputes with its employees and agents.

The results of any such claims, lawsuits, arbitration proceedings, government investigations or other legal or regulatory proceedings cannot be predicted with certainty. Any claims against the Company or investigations involving the Company, whether meritorious or not, could be time-consuming, result in significant defense and compliance costs, be harmful to the Company’s reputation, require significant management attention and divert significant resources. Determining reserves for any pending litigation is a complex and fact-intensive process that requires significant subjective judgment and speculation. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines and penalties that could adversely affect the Company’s business, financial condition, and results of operations, or could cause harm to our reputation and brand, sanctions, consent decrees, injunctions or other Orders requiring a change in our business practices. Any of these consequences could adversely affect our business, financial condition and results of operations. Furthermore, under certain circumstances, the Company may have contractual and other legal obligations to indemnify and to incur legal expenses on behalf of its business and commercial partners and current and former directors, officers and employees.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

In October 2023, a jury found that the National Association of Realtors (“NAR”) and several brokerage agencies had violated the antitrust laws by artificially inflating commissions through, among other things, the practice of having sellers pay both the sellers’ agents’ and the buyers’ agents’ commissions. The Company was not a party to that litigation. In March 2024, NAR announced a settlement agreement that would resolve litigation of claims brought on behalf of home sellers related to broker commissions. Pursuant to the settlement, which is subject to court approval, NAR agreed to put in place a new MLS rule prohibiting offers of broker compensation on any MLS. The impact of the new rule is still unfolding, but it could have the effect of depressing real estate agent commissions. In Nosalek, a similar case pending in Massachusetts (the Company is not a defendant) in which the parties have also proposed a settlement, the U.S. Department of Justice Antitrust Division (the “DOJ”) submitted a Statement of Interest objecting that the settlement did not do enough to address alleged anticompetitive practices and that the settlement should prohibit sellers from making commission offers to buyer’s brokers at all. If the DOJ were to take action in the future to prohibit sellers from making commission offers to buyer’s brokers, it could reduce commissions to real estate agents in transactions, and could have an adverse effect on our results of operations. A similar complaint has been filed in Canada. In addition, a few complaints have been filed in U.S. courts alleging that buyers paid increased home prices as a result of the practice of sellers paying both the sellers’ agents’ and the buyers’ agents’ commissions.

In December 2023, the Company was named as a defendant in a putative class action lawsuit, captioned Umpa v. The National Association of Realtors, et al., which was filed in the United States District Court for the Western District of Missouri (the “Class Action”). The Class Action alleges that certain real estate brokerages, including the Company, participated in practices that resulted in inflated buyer broker commissions, in violation of federal antitrust laws. On April 7, 2024, the Company entered into a settlement agreement to resolve the Class Action on a nationwide basis. This settlement conclusively addresses all claims asserted against the Company in the Class Action, releasing the Company, its subsidiaries, and affiliated agents from these claims. The settlement does not constitute an admission of liability by the Company, nor does it concede or validate any of the claims asserted in the litigation. Pursuant to the terms of the settlement agreement, the Company paid $9.25 million into a qualified settlement fund following the court’s preliminary approval of the settlement agreement. This settlement amount is presented as a current asset in funds held in restricted escrow account, and as a current liability in other payables, on the Company’s consolidated statements of financial position for the period ended September 30, 2024.

Additionally, the Company agreed to implement specific changes to its business practices. These changes include clarifications about the negotiability of commissions, prohibitions on claims that buyer agent services are free, and the inclusion of listing broker compensation offers in communications with clients. The Company also agreed to develop training materials to support these practice changes. The settlement agreement received final court approval on October 31, 2024, and will take effect following any appeals process, if applicable. There were no changes to the settlement agreement between preliminary and final approval. The Company does not foresee the settlement terms having a material impact on its future operations.

On June 14, 2024, the Company was named as a defendant in a putative class action lawsuit, captioned Kyle Miholich v. The Real Brokerage Inc., et al., which was filed in the United States District Court for the Southern District of California (“Class Action”). The Class Action alleges that real estate agents acting as independent contractors to the Company under an Independent Contractor Agreement sent text messages that violated the federal Telephone Consumer Protection Act. The Company’s policies require the independent contractor real estate agents to comply with the Telephone Consumer Protection Act. The plaintiffs are seeking certification of the Class Action, injunctive relief prohibiting future violations of the Telephone Consumer Protection Act, monetary damages for each alleged statutory violation and reimbursement of their litigation costs and attorneys’ fees. The Company will vigorously defend against the claims asserted in the Class Action, and the Company is unable to predict the outcome of the Class Action or whether an outcome unfavorable to the Company would have a material adverse effect on its results of operations or financial condition.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

Other than as described in the Annual Information Form, the Company is not involved in any material pending legal proceeding and there are no proceedings in which any of its directors, officers or Affiliates is an adverse party or has a material interest adverse to its interest.

If the Company fails to develop widespread brand awareness cost-effectively, its business may suffer.

The Company believes that developing and maintaining widespread awareness of its brand in a cost-effective manner is critical to achieving widespread acceptance of its products. The Company’s marketing efforts are directed at growing brand awareness. Brand promotion activities, although they have been successful in the past, may not generate customer awareness or increase revenues, and even if they do, any increase in revenues may not offset the expenses incurred in brand building. If the Company fails to successfully promote and maintain its brand, or incur substantial expenses in doing so, the Company may fail to attract or retain customers necessary to realize a sufficient return on its brand building efforts, or to achieve the widespread brand awareness that is critical for broad adoption of its products.

Possible failure to realize anticipated benefits of future acquisitions could impact the Company’s business.

In the future, the Company may complete acquisitions to strengthen its position in the real estate industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings. Achieving the benefits of any future acquisitions depends, in part, on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Company’s ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with its own. The integration of acquired businesses requires the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the Company’s ability to achieve the anticipated benefits of these and future acquisitions.

Acquisitions and joint ventures are inherently risky, and any that the Company completes may not be successful. Any acquisitions and joint ventures that the Company pursues would involve numerous risks, including the following: (i) difficulties in integrating and managing the operations and technologies of the companies the Company acquires, including higher than expected integration costs and longer integration periods; (ii) diversion of the Company’s management’s attention from normal daily operations of its business; (iii) the Company’s inability to maintain the customers, key employees, key business relationships and reputations of the businesses it acquires; (iv) the Company’s inability to generate sufficient revenue or business efficiencies from acquisitions or joint ventures to offset its increased expenses associated with acquisitions or joint ventures; (v) the Company’s responsibility for the liabilities of the businesses it acquires or gains ownership in through joint ventures, including, without limitation, liabilities arising out of its failure to maintain effective data security, data integrity, disaster recovery and privacy controls prior to the acquisition, or its infringement or alleged infringement of third party intellectual property, contract or data access rights prior to the acquisition; (vi) difficulties in complying with new markets or regulatory standards to which the Company was not previously subject; (vii) delays in the Company’s ability to implement internal standards, controls, procedures and policies in the businesses it acquires or gains ownership in through joint ventures and increased risk that its internal controls will be ineffective; (viii) operations in a nascent state depend directly on utilization by the Company’s agents and brokers; (ix) adverse effects of acquisition and joint venture activity on the key performance indicators the Company uses to monitor its performance as a business; (x) disagreements with partners in the joint ventures which could lead to litigation, and (xi) inability to fully realize intangible assets recognized through acquisitions or joint ventures and related non-cash impairment charges that may result if the Company is required to revalue such intangible assets.

The Company’s failure to address these risks or any other challenges it encounters with its future acquisitions, joint ventures, and investments could cause it to not realize all or any of the anticipated benefits of such acquisitions or investments, incur unanticipated liabilities, and harm the Company’s business, which could negatively impact its operating results, financial condition, and cash flows.

37

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

In October 2024, the Company announced that it partnered with a Bank to launch a debit card program for U.S. agents. In addition, the Company announced that it will offer Canadian agents access to a line of credit based on their earnings history with Real. Further, the Company expects to offer additional lending products in the future. As a result of these being new businesses, they will have a limited performance history and any failure to accurately capture credit risk or to execute our funding strategy could have a negative impact on our business, operating results, and financial condition.

We do not have prior experience offering a Real branded debit card or lending products. The performance of these products will significantly depend on the ability of the credit and fraud decisioning and scoring models we and our bank partner use in the bank’s or our origination of the product, which includes a variety of factors, to effectively prevent fraud and to evaluate an applicant’s credit profile and likelihood of default. There is no assurance that the credit criteria used can accurately predict repayment and loss profiles. If the criteria do not accurately prevent fraud or reflect credit risk on any lending products offered by Real, greater than expected losses may result and our business, operating results, financial condition and prospects could be materially and adversely affected. In addition, revenue growth for the Real financial products will be dependent on increasing the volume of members who open an account and on growing loan balances on those accounts. There can be no assurance that any investments we make in financial products to acquire members, including by providing differentiated features, will be effective. Developing our service offerings and forming any partnerships related to the financial products could have higher costs than anticipated, and could adversely impact our results or dilute our brand. Our reliance on financial institutions and other third parties to offer these products could adversely impact the performance of these products, and our ability to offer them as we intend, particularly if the financial institution does not perform as expected, or if any of these third-party relationships terminates for any reason. Furthermore, the success of the lending products depends on our ability to execute on our funding strategy for the resulting receivables. In the event we are unable to finance our receivables, it could have a negative impact on our business, operating results and financial condition.

The highly regulated environment in which we and our bank partner in the Real Wallet program operates could have an adverse effect on our business, results of operations, financial condition, and future prospects.

We expect to launch the Real Wallet program, which will offer debit card and other financial products, in 2024. We will be the Real Wallet program manager providing services to our bank partner in support of the debit card and deposit account program, and providing other financial services to agents. We and our bank partner will be subject to increasingly demanding regulatory requirements. Federal and state regulation of the financial industry, along with tax and accounting laws, regulations, rules, and standards, may limit operations significantly and control the methods by which business is conducted. In addition, compliance with laws and regulations can be difficult and costly, and changes to laws and regulations can impose additional compliance requirements. In particular, regulatory requirements affect our bank partner’s lending practices, among other aspects of their business. Furthermore, the regulatory agencies have extremely broad discretion in their interpretation of the regulations and laws and their interpretation of the regulatory requirements applicable to Real Wallet and other services, as well as the quality of our originating bank partner’s loan portfolios and other assets. If any regulatory agency’s assessment of the quality and nature of our practices and services, or our originating bank partner’s assets, operations, lending practices, investment practices, or other aspects of their business changes, it may impact our ability to provide all features of the Real Wallet as intended, and our bank’s partner’s ability to support the Real Wallet program, which could have a negative impact on our results of operations.

38

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

We are developing new products and services that may be subject to additional state or federal laws or regulations or the authority of the Consumer Financial Protection Bureau and other state and federal regulators.

We are constantly developing new products and services to make it easier for real estate agents affiliated with us to operate their businesses. These new products and services, including those in the Real Wallet program, may include features that are subject to additional state or federal laws or regulations or the authority of the Consumer Financial Protection Bureau. As a result of our partnership with a U.S. bank, we may also be indirectly subject to the authority of the bank’s regulators, such as the FDIC. There is also a risk that a state regulator may disagree with Real’s regulatory interpretations, and determine that we are required to obtain additional financial licenses and comply with additional state laws in order to offer these services to agents in their state. There is no assurance, particularly since we may have no experience in the relevant industry, that we will be able to comply with all the rules and regulations related to the product. In particular, there is no assurance that we will be able to comply with the rules and regulations related to the Real Wallet program or that we will be successful in launching this program, which includes debit card products, that we plan to launch in 2024 and in which industry we have no experience. An examination by a regulatory agency could result in regulatory or enforcement actions that adversely affect the operation of our business by increasing our costs, imposing penalties for non-compliance or otherwise limiting our ability to provide such products and services.

There is intense competition in the Software as a Service and real estate brokerage industries.

Both the SaaS and real estate brokerage industries are highly competitive and rapidly changing, and the Company expects that competition will intensify in the future. The Company may be significantly affected by new product introductions and geographic expansion by existing competition. Specific factors upon which the Company competes include, but are not limited to, the functionality of its applications, ease of use, timing for implementation, quality of support and services, and price. The Company’s potential competitors include other real estate brokerage firms, as well as technology companies developing SaaS services and novel technologies designed for the real estate sector. Many of these potential competitors have significantly greater financial, technical, marketing and other resources than the Company has. Many of them also have longer operating histories, greater name recognition and stronger relationships with agents and/or consumers who use or might use a software-based real estate platform. The Company may not be able to successfully compete with these competitors.

The Company has a limited operating history which makes it difficult to evaluate its future prospects for success.

The Company has a limited operating history which makes it difficult for Shareholders and potential investors to evaluate our business or prospective operations. The Company is subject to all the risks inherent in a developing organization, financing, expenditures, complications and delays inherent in a new business. Shareholders and investors should evaluate an investment in the Company in light of the uncertainties encountered by developing companies in a competitive and evolving environment. The Company’s business is dependent upon the implementation of our business plan and execution of our strategies, including the Company’s plan to develop a consumer-facing portal and the Real Wallet. The Company may not be successful in implementing its business plan or executing its strategies, and cannot guarantee that, if implemented, the Company will ultimately be able to attain sufficient profitability.

There is inherent technology and development risk in the Company’s business and industry.

The Company’s approach utilizes technology principally architected and developed by the Company. There can be no assurances that the Company will meet its targeted development or integration timelines such that it will be able to offer solutions at competitive pricing, or that the Company can continue to enhance and improve the responsiveness, functionality and features of its technology and enable the solutions to scale at a reasonable cost. In addition, there is a risk that third parties may have applied for or been granted patents for certain processes or technology which the Company has already deployed or intends to deploy, in which case the Company may incur additional costs or be prohibited from using or implementing certain product features or processes in one or more countries. The Company’s solutions incorporate complex technology and software. Accordingly, they may contain errors, or “bugs”, that could be detected at any point. Such errors could materially and adversely affect the Company’s reputation, resulting in claims and/or significant costs to the Company, and/or cause consumers, merchants, licensees and other parties to abandon the Company’s solutions and impair the Company’s ability to market and sell solutions and services in the future. The costs incurred in correcting any errors and satisfying any such claims may be substantial and could adversely affect the Company’s operating margins. While the Company plans to continually test its solutions for errors and work with customers and merchants through its maintenance support services to identify and correct bugs, errors may be found in the future.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

The Company maintains data on cloud storage servers, which could be the target of a security breach.

The Company’s business faces certain security risks. The Company’s products and services involve storage using cloud-based hosting services and also physical storage. Although data is stored in specialized security groups and are externally encrypted, storage hardware and networking infrastructure is provided by a third party, and security breaches and cyberattacks expose this information to a risk of loss, litigation and potential liability. If an actual or perceived breach of security and/or cyberattack occurs, the market perception of the effectiveness of the Company’s security measures could be harmed, and the Company could lose users and may incur significant legal and financial exposure, including legal claims and regulatory fines and penalties. Computer viruses, break-ins, cyberattacks or other security problems could lead to misappropriation of proprietary information and interruptions, delays, or cessation in service to clients. Real’s primary risks that could result directly from the occurrence of a cyber incident include operational interruption, loss of agent and client information, damage to the Company’s public image and reputation, and/or potentially impact the relationships with its agents and clients, and could cause the Company’s financial results to be negatively impacted.

There could be interruptions or delays from cloud servers that could affect the Company’s products or services.

The Company’s products and services involve storage using a third-party cloud-based hosting service. Any damage to, or failure of, the hosting service’s systems generally could result in interruptions in the use of the Company’s products or services. Such interruptions may reduce the Company’s revenue, cause customers to terminate their subscriptions and adversely affect the Company’s ability to attract new customers. The Company’s business will also be harmed if its customers and potential customers believe its products or services are unreliable.

We have integrated, and may continue to integrate in the future, AI in certain tools and features available on our platform. AI technology presents various operational, compliance, and reputational risks and if any such risks were to materialize, our business and results of operations may be adversely affected.

We have integrated artificial intelligence (“AI”) technologies into tools and features available to our agents for use in their daily activities with us. We may continue to integrate AI technologies in new product or service offerings. Given that AI is a rapidly developing technology that is in its early stages of business use, it presents a number of operational, compliance, and reputational risks. AI algorithms are currently known to sometimes produce unexpected results and behave in unpredictable ways that can generate irrelevant, nonsensical, fictitious, deficient, offensive or factually incorrect content and results, which, if incorporated into our platform, may result in reputational harm to us and our agents and be damaging to our brand. Additionally, content, analyses, or recommendations that are based on AI might be found to be biased, discriminatory or harmful. Data sets from which Large Language Models learn are at risk of manipulation by bad actors, and could contain copyrighted material resulting in infringing output. AI output might present ethical concerns or violate current and future laws and regulations, including federal and state fair lending laws and regulations such as the Fair Housing Act, the Equal Credit Opportunity Act, the Home Mortgage Disclosure Act, and the prohibition against engaging in Unfair, Deceptive, or Abusive Acts or Practices pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act.

We expect that there will continue to be new laws or regulations concerning the use of AI technology, which may be burdensome for us to comply with and which may limit our ability to offer or enhance our existing tools and features or new offerings based on AI technology. Further, the use of AI technology involves complexities and requires specialized expertise. We may not be able to attract and retain top talent to support our AI technology initiatives. If any of these operational, compliance, or reputational risks were to materialize, our business and results of operations may be adversely affected.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

Risk Related to World Wide Economic Conditions

Currency exchange rates fluctuations could adversely affect the Company’s operating results.

The Company is exposed to the effects of fluctuations in currency exchange rates. Since the Company conducts some of its business in currencies other than U.S. dollars but reports its operating results in U.S. dollars, it faces exposure to fluctuations in currency exchange rates. Consequently, exchange rate fluctuations between the U.S. dollar and other currencies could have a material impact on the Company’s operating results.

Downturns in general economic and market conditions may reduce demand for the Company’s products and could negatively affect the Company’s revenue, operating results and cash flow.

Financial markets have demonstrated that businesses and industries throughout the world are very tightly connected to each other. Thus, financial developments seemingly unrelated to the Company or to the real estate industry could materially adversely affect the Company over the course of time. Volatility in the market could hurt the Company’s ability to raise capital. Potential price inflation caused by an excess of liquidity in countries where the Company conducts business may increase the costs incurred to sell the Company’s products and may reduce the Company’s profit margins. As a result of downturns in general economic and market conditions, potential customers may not be interested in purchasing the Company’s products. Any of these events, or other events caused by turmoil in world financial markets may have a material adverse effect on the Company’s business, operating results and financial conditions.

Information technology failures and data security breaches could harm our business.

Cybersecurity threats and incidents directed at us could range from uncoordinated individual attempts to gain unauthorized access to information technology systems to sophisticated and targeted measures aimed at disrupting business or gathering personal data of customers. In the ordinary course of our business, we and our agents and brokers collect and store sensitive data, including proprietary business information and personal information about our clients and customers. Our business and particularly our cloud-based platform, reZEN, is reliant on the uninterrupted functioning of our information technology systems. The secure processing, maintenance and transmission of information are critical to our operations, especially the processing and closing of real estate transactions. Cybersecurity incidents, depending on their nature and scope, could potentially result in the misappropriation, destruction, corruption, or unavailability of critical data and confidential or proprietary information (our own or that of third parties, including potentially sensitive personal information of our clients and customers) and the disruption of business operations. Our use of remote work environments and virtual platforms may increase our risk of cyber-attack or data security breaches. If we were to be subject to a material successful cyber-intrusion, it could result in remediation or service restoration costs, increased cyber protection costs, lost revenues, our agents and brokers may no longer want to work with us, litigation or regulatory actions by governmental authorities, increased insurance premiums, reputational damage and damage to our competitiveness, our stock price and our long-term stockholder value.

Our results of operations and financial condition may be adversely affected by public health issues.

Infectious disease outbreaks (including COVID-19, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, BSE, avian influenza, or other material outbreaks of disease) could result in restrictions adversely affecting the Company’s business operations. These restrictions could include prohibitions on home showings and open houses, limiting face-to-face meetings, and general transportation or isolation orders from government authorities. Such outbreaks may negatively impact the general economy and job markets. The economy and job markets directly affect demand for housing and therefore the Company could suffer harm to its business, including, but not limited to, significant revenue decreases, should there be a sustained negative impact on economic conditions as a result of disease outbreak.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

Current and threatened conflicts could negatively affect the housing market, and could lead to lower revenue for us.

There currently are ongoing conflicts in Ukraine and Israel. While neither of these conflicts has had a material direct impact on our consolidated financial performance, the conflicts are still ongoing, and there are many risks and uncertainties in relation to those conflicts that are outside of our control. For example, these conflicts have already led and could lead to further market disruptions, including significant volatility in credit and capital markets. In addition, our Chief Executive Officer lives in Israel, and the conflicts in Israel could disrupt his ability to continue to serve the Company. If either or both conflicts escalate further or if additional countries join either conflict, it could lead to uncertainty in the markets and low consumer confidence, which may lead potential homebuyers to decide not to invest in new homes at this time, or sellers to decide to stay in their current homes, and could have a material impact on our business operations and financial performance.

Risk Related to Intellectual Property

The Company’s intellectual property rights are valuable, and any failure or inability to protect them could adversely affect its business.

The Company’s success depends substantially upon the intellectual property that forms the basis of its products, primarily consisting of unpatented proprietary technology, processes, trade secrets, and know-how, as well as inherent copyright of authorship in the source code developed by the Company, and unregistered trademarks. To protect its intellectual property rights, the Company relies upon trade secret, copyright, trademark, passing-off laws and other statutory and common law protections in the United States, and international markets. The Company also protects its intellectual property through the use of non-disclosure agreements and other contracts, disclosure and invention assignment agreements, confidentiality procedures, and technical measures. There can be no assurance that these measures will be successful in any given case, particularly in those countries where the laws do not afford the Company protection for its intellectual property rights as robust as those available under Canadian and United States laws. The Company may be unable to prevent the misappropriation, infringement or violation of its intellectual property rights, breaching any contractual obligations, or independently developing intellectual property that is similar to its own, any of which could reduce or eliminate Real’s competitive advantages, adversely affect the Company’s revenues, or otherwise harm its business.

Assertions by third parties of infringement or other violations of the Company’s intellectual property rights could result in significant costs and substantially harm the Company’s business and operating results.

Third parties may in the future assert claims of infringement, misappropriation or other violations of intellectual property rights against the Company. Any such claim against the Company, even those without merit could cause the Company to incur substantial costs defending against the claim and could distract its management. An adverse outcome of a dispute may require the Company to pay substantial damages, cease making, licensing or using solutions that are alleged to infringe or misappropriate the intellectual property of others, expend additional development resources to attempt to redesign its services or otherwise develop non-infringing technology, which may not be successful, or enter into potentially unfavorable royalty or license agreements in order to obtain the right to use technologies or intellectual property rights.

Intellectual property claims are expensive and time consuming to defend and if resolved adversely, could have a significant impact on the Company’s business, financial condition, and operating results.

The Company is actively engaged in enforcement and other activities to protect its intellectual property rights. If it became necessary to resort to litigation to protect these rights, any proceedings could be burdensome, costly and divert the attention of management and the Company may not prevail. Any repeal or weakening of intellectual property laws or diminishment of procedures available for the enforcement of intellectual property rights in Canada, the United States, or internationally could make it more difficult for the Company to adequately protect its intellectual property rights, negatively impacting their value and increasing the cost of enforcing its rights.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

If the Company is unable to protect the confidentiality of its proprietary information and know-how, the value of its technology and products could be adversely affected.

The Company relies upon unpatented proprietary technology, processes, trade secrets and know-how. Any disclosure to or misappropriation by third-parties of its confidential or proprietary information could enable the Company’s competitors to duplicate or surpass the Company’s technological achievements, potentially eroding its competitive position in the market and negatively impacting the Company’s business and operating results.

The Company protects its confidential and proprietary information in part through non-disclosure agreements and other contracts, disclosure and invention assignment agreements, with all employees, consultants, advisors and any third-parties, who have access to its confidential and proprietary information, and employs confidentiality procedures and technical measures, there can be no certainty that these measures or procedures will be sufficient to prevent improper disclosure of such confidential and proprietary information, or to prevent it from falling into the hands of the Company’s competitors and other third parties. There can be no certainty that parties to contracts used by the Company to protect its confidential and proprietary information will not be terminated or breached, and the Company may not have adequate remedies for any such termination or breach. Legal remedies may be insufficient or ineffective to meaningfully protect the Company’s confidential and proprietary information or compensate the Company for losses that may occur in the event of unauthorized use or disclosure.

If the Company fails to protect the privacy and personal information of its customers, agents or employees, the Company may be subject to legal claims, government action and damage to its reputation.

Consumers, independent contractors and employees have shared personal information with the Company during the normal course of its business processing real estate transactions. This includes, but is not limited to, social security numbers, annual income amounts and sources, consumer names, addresses, telephone and cell phone numbers and email addresses. For the Company to run its business, it is essential to store and transmit this sensitive information in its systems and networks. At the same time, the Company is subject to numerous laws, regulations, and other requirements that require businesses like theirs to protect the security of personal information, notify customers and other individuals about our privacy practices, and limit the use, disclosure, or transfer of personal data across country borders. Regulators in the U.S. and abroad continue to enact comprehensive new laws or legislative reforms imposing significant privacy and cybersecurity restrictions. The result is that the Company is subject to increased regulatory scrutiny, additional contractual requirements from corporate customers, and heightened compliance costs. These ongoing changes to privacy and cybersecurity laws also may make it more difficult for the Company to operate our business and may have a material adverse effect on our operations. For example, in the U.S., California enacted the California Consumer Privacy Act, which went into full effect in 2020, imposing new and comprehensive requirements on organizations that collect and disclose personal information about California residents.

Any significant violations of privacy and cybersecurity could result in the loss of new or existing business, litigation, regulatory investigations, the payment of fines, damages, and penalties and damage to the Company’s reputation, which could have a material adverse effect on its business, financial condition, and results of operations. The Company could also be adversely affected if legislation or regulations are expanded to require changes in its business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect its business, results of operations or financial condition. In addition, while the Company discloses its information collection and dissemination practices in a published privacy statement on its websites, which the Company may modify from time to time, the Company may be subject to legal claims, government action and damage to its reputation if it acts or is perceived to be acting inconsistently with the terms of its privacy statement, customer expectations or state, national and international regulations. The Company’s policy and safeguards could be deemed insufficient if third parties with whom we have shared personal information fail to protect the privacy of that information.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended September 30, 2024 and 2023

The occurrence of a significant claim in excess of the Company’s insurance coverage or which is not covered by its insurance in any given period could have a material adverse effect on its financial condition and results of operations during the period. In the event the Company or the vendors with which it contracts to provide services on behalf of the Company’s customers were to suffer a breach of personal information, the Company’s real estate agents and clients could terminate their business with the Company. Further, the Company may be subject to claims to the extent individual employees or independent contractors breach or fail to adhere to Company policies and practices and such actions jeopardize any personal information. The Company’s legal liability could include significant defense costs, settlement costs, damages and penalties, plus, damage its reputation with consumers, which could significantly damage its ability to attract customers. Any or all of these consequences would result in meaningful unfavorable impact on the Company’s brand, business model, revenue, expenses, income and margins.

Risk Related to Common Shares

The Company may issue additional Common Shares and Shareholders may experience dilution.

The Company is authorized to issue an unlimited number of Common Shares. Additionally, the Company maintains the Amended and Restated Omnibus Incentive Plan which employees, agents, brokers and certain service providers of the Company and its Affiliates can receive equity awards. The Company issues Restricted Shares Units to agents each month pursuant to its incentive programs, and issues Common Shares periodically to other eligible participants, including employees. As of September 30, 2024, the Company had 197,737,511 Common Shares issued and outstanding, and there were 27,097,528 Common Shares reserved for issuance subject to RSUs and 15,662,218 Common Shares reserved for issuance pursuant to the exercise of Options. Consequently, Shareholders may experience more dilution in their ownership of their Common Shares in the future.

It may be difficult to enforce civil liabilities under Canadian securities laws.

Most of the directors and officers of the Company are based in Israel and the United States and most of the Company’s assets, and assets of the directors and officers are located outside of Canada. Therefore, a judgment obtained against the Company, or any of these persons, including a judgment based on the civil liability provisions of the Canadian securities laws, may not be collectible in Canada and may not be enforced by an Israeli or U.S. court. It also may be difficult to effect service of process on these persons in Canada or to assert Canadian securities law claims in original actions instituted in Israel or the United States. Israeli or U.S. courts may refuse to hear a claim based on an alleged violation of Canadian securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli or U.S. court agrees to hear a claim, it may determine that Israeli law or United States law and not Canadian law is applicable to the claim. If the Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law or United States law. There is little binding case law in Israel and the United States that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against the Company or its directors and officers in Israel or the United States, it may be difficult to collect any damages awarded by either a Canadian or a foreign court.

The Company does not have any control over the research and reports that securities or industry analysts publish about the Company or its business.

The trading market for the Common Shares will, to some extent, depend on the research and reports that securities or industry analysts publish about the Company or its business. The Company does not have any control over these analysts. If one or more of the analysts who covers the Company should downgrade the Common Shares or change their opinion of the Company’s business prospects, the Common Shares trading price would likely decline. If one or more of these analysts ceases coverage of the Company or fails to regularly publish reports on the Company, it could lose visibility in the financial markets, which could cause the Company’s share price or trading volume to decline.

OUTSTANDING SHARE DATA

As of November 7, 2024, the Company had 199.5 million Common Shares issued and outstanding.

In addition, as of November 7, 2024, there are 15.6 million Options issued and outstanding with exercise prices ranging from $0.03 to $5.72 per share and expiration dates ranging from January 2025 to April 2034. Each Option is exercisable for one Common Share. As of November 7, 2024, a total of 26.2 million RSUs are issued and outstanding. Once vested, each RSU will settle for a Common Share or cash equal to the value of a Common Share at company’s discretion.

ADDITIONAL INFORMATION

These documents, the Company’s Annual Information Form for the year ended December 31, 2023, as well as additional information regarding Real, have been filed electronically on Real’s website at www.onereal.com and is available on SEDAR+ under the Company’s profile at www.sedarplus.com.

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